IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2022 and for the six and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°:80, beginning on July 1st, 2022.

Legal address: 261Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on December 12, 2019 and registered in the Superintendence on October 13,2020 with the number 9896, Book 1200 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital:810,895,390 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS):811.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 448,405,846 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity:56.08% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-upnominal value (in millions of Pesos)
Common stock with a face value of ARS 1 per share and entitled to 1 vote each	810,895,390	811

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) The capital increase and the issuance of shares resolvedby the board of directorson 01/13/2023, are in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
Celap	Centro de Entretenimientos La Plata S.A.
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2022
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
GCDI	GCDI S.A.
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.
TGLT	TGLT S.A.
Zetol	Zetol S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2022and June 30, 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2022	06.30.2022
ASSETS
Non-current assets
Investment properties	8	391,197	419,617
Property, plant and equipment	9	9,066	11,431
Trading properties	10, 22	4,359	4,351
Intangible assets	11	5,054	4,834
Right-of-use assets	12	1,723	1,777
Investments in associates and joint ventures	7	24,200	23,083
Deferred income tax assets	19	125	109
Income tax credit		14	34
Trade and other receivables	14	5,764	6,204
Investments in financial assets	13	1,327	1,226
Total non-current assets		442,829	472,666
Current assets
Trading properties	10, 22	86	276
Inventories	22	200	179
Income tax credit		111	77
Trade and other receivables	14	17,080	15,496
Investments in financial assets	13	23,242	26,382
Derivative financial instruments	13	7	-
Cash and cash equivalents	13	5,677	18,279
Total current assets		46,403	60,689
TOTAL ASSETS		489,232	533,355
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		234,326	227,271
Non-controlling interest		15,769	15,557
TOTAL SHAREHOLDERS’ EQUITY		250,095	242,828
LIABILITIES
Non-current liabilities
Borrowings	17	42,895	18,674
Lease liabilities		1,522	1,642
Deferred income tax liabilities	19	129,170	141,053
Trade and other payables	16	5,429	5,089
Provisions	18	3,705	280
Salaries and social security liabilities		87	133
Total non-current liabilities		182,808	166,871
Current liabilities
Borrowings	17	42,138	88,249
Lease liabilities		232	114
Trade and other payables	16	11,948	12,195
Income tax liabilities		864	21,629
Provisions	18	230	283
Derivative financial instruments	13	-	23
Salaries and social security liabilities		917	1,163
Total current liabilities		56,329	123,656
TOTAL LIABILITIES		239,137	290,527
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		489,232	533,355

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

.. AlejandroG. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements ofIncome and OtherComprehensive Income
for the six and three-month periods ended December 31, 2022 and 2021
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Revenues	20	30,890	21,527	17,205	12,120
Costs	21, 22	(10,479)	(8,212)	(5,478)	(4,447)
Gross profit		20,411	13,315	11,727	7,673
Net (loss) / gain from fair value adjustment of investment properties	8	(29,530)	43,731	(21,755)	57,674
General and administrative expenses	21	(3,948)	(3,689)	(2,156)	(2,107)
Selling expenses	21	(1,294)	(1,636)	(716)	(911)
Other operating results, net	23	(3,061)	(79)	(3,284)	(209)
(Loss) / profit from operations		(17,422)	51,642	(16,184)	62,120
Share of profit / (loss) of associates and joint ventures	7	1,318	(234)	196	98
(Loss) / profit before financial results and income tax		(16,104)	51,408	(15,988)	62,218
Finance income	24	269	307	200	174
Finance costs	24	(5,174)	(7,513)	(3,006)	(3,621)
Other financial results	24	2,545	14,914	2,293	8,545
Inflation adjustment	24	8,616	837	3,350	107
Financial results, net		6,256	8,545	2,837	5,205
(Loss) / profit before income tax		(9,848)	59,953	(13,151)	67,423
Income tax	19	25,284	(10,241)	27,066	(15,536)
Profit for the period		15,436	49,712	13,915	51,887
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(395)	(845)	(90)	(494)
Revaluation surplus		(175)	-	(175)	-
Total other comprehensive loss for the period		(570)	(845)	(265)	(494)
Total comprehensive income for the period		14,866	48,867	13,650	51,393

Profit / (loss) for the period attributable to:
Equity holders of the parent		15,090	50,105	13,727	51,392
Non-controlling interest		346	(393)	188	495

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		14,518	49,285	13,443	50,920
Non-controlling interest		348	(418)	205	472

Profit per share attributable to equity holders of the parent: (i)
Basic		18.85	61.94	17.14	63.53
Diluted		16.92	56.25	15.39	57.69

(i)
The basic profit per share has been calculated using 800,680,810 shares at 12.31.22 and 808,898,749shares at 12.31.21. If 800,680,810 shares had been used for the calculation, the result per share would be ARS 62.58 for 12.31.21. The diluted profit per share has been calculated using 892,063,760 shares at 12.31.22 and 890,815,983 shares at 12.31.21. If 892,063,760 shares had been used for the calculation, the result per share would be ARS 56.17 for 12.31.21. See note 17 to the Annual Financial Statements as of June 30, 2022.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

.. AlejandroG. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-monthperiodended December 31, 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (iii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2022	805	6	49,409	4,171	94,303	348	4,461	33,130	(8,946)	49,584	227,271	15,557	242,828
Profit for the period	-	-	-	-	-	-	-	-	-	15,090	15,090	346	15,436
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(572)	-	(572)	2	(570)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(572)	15,090	14,518	348	14,866
Assignment of results according to A.G.O.	-	-	-	-	-	-	2,201	-	36,723	(38,924)	-	-	-
Warrants exercise (iii)	-	-	-	(1)	3	-	-	-	-	-	2	-	2
Repurchase of treasury shares (iv)	(5)	5	-	-	-	-	-	-	(807)	-	(807)	-	(807)
Dividends distribution	-	-	-	-	-	-	-	-	-	(6,209)	(6,209)	(152)	(6,361)
Other changes in equity	-	-	-	-	-	-	-	-	(433)	-	(433)	-	(433)
Reserve for share-based payments	-	-	-	-	-	(3)	-	-	3	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(16)	-	(16)	16	-
Balance as of December 31, 2022	800	11	49,409	4,170	94,306	345	6,662	33,130	25,952	19,541	234,326	15,769	250,095

(i) Includes ARS2 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) As of December 31, 2022, the remaining warrants to exercise amount to 79,939,561, equivalent to the same number of shares. See Note 28 to these Financial Statements.
(iv) Related to the Shares Buyback Program approved by the Board on March 11, 2022. As of December 31, 2022 the Company has bought 9,419,623 shares. See Note 28 to these Financial Statements.
(v) Group´s other reserves for the period ended December 31, 2022 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of July 1, 2022	(1,064)	5,963	721	1,913	(16,479)	(8,946)
Other comprehensive loss for the period	-	-	(397)	-	(175)	(572)
Total comprehensive loss for the period	-	-	(397)	-	(175)	(572)
Repurchase of treasury shares	(807)	-	-	-	-	(807)
Assignment of results according to A.G.O.	-	-	-	36,723	-	36,723
Other changes in equity	-	-	(433)	-	-	(433)
Reserve for share-based payments	4	-	-	-	(1)	3
Changes in non-controlling interest	-	-	-	-	(16)	(16)
Balance as of December 31, 2022	(1,867)	5,963	(109)	38,636	(16,671)	25,952

(1) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

.. AlejandroG. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-monthperiodended December 31, 2021
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2021	657	2	49,265	4,174	56,564	347	3,762	33,130	64,030	(66,867)	145,064	49,014	194,078
Profit / (loss) for the period	-	-	-	-	-	-	-	-	-	50,105	50,105	(393)	49,712
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(820)	-	(820)	(25)	(845)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(820)	50,105	49,285	(418)	48,867
Assignment of results according to A.G.O.	-	-	-	-	-	-	-	-	(72,009)	72,009	-	-	-
Warrants exercise	-	-	-	(2)	8	-	-	-	-	-	6	-	6
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	33	33
Dividends distribution	-	-	-	-	-	-	-	-	-	-	-	(58)	(58)
Incorporated by merger	152	-	144	-	38,002	-	699	-	(922)	(4,985)	33,090	(33,090)	-
Balance as of December 31, 2021	809	2	49,409	4,172	94,574	347	4,461	33,130	(9,721)	50,262	227,445	15,481	242,926

(i) Includes ARS2 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) Group’s other reserves for the period ended December 31, 2021 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of July 1, 2021	(600)	5,963	1,519	73,922	(16,774)	64,030
Other comprehensive loss for the period	-	-	(820)	-	-	(820)
Total comprehensive loss for the period	-	-	(820)	-	-	(820)
Assignment of results according to A.G.O.	-	-	-	(72,009)	-	(72,009)
Incorporated by merger	-	-	(27)	-	(895)	(922)
Balance as of December 31, 2021	(600)	5,963	672	1,913	(17,669)	(9,721)

(1) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
.. AlejandroG. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed InterimConsolidated Statements of Cash Flows
for the six-monthperiodsended December 31, 2022and 2021
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2022'	12.31.2021'
Operating activities:
Net cash generated from operations before income tax paid	15	11,124	9,348
Income tax paid		(484)	(208)
Net cash generated from operating activities		10,640	9,140
Investing activities:
Contributions and issuance of capital in associates and joint ventures		-	(58)
Acquisition and improvements of investment properties		(1,323)	(2,823)
Proceeds from sales of investment properties		2,128	8,982
Acquisitions and improvements of property, plant and equipment		(234)	(259)
Proceeds from sales of property, plant and equipment		9	-
Acquisitions of intangible assets		(40)	(8)
Dividends collected from associates and joint ventures		212	5,131
Proceeds from loans granted		-	651
Payment of derivative financial instruments		(10)	(80)
Acquisitions of investments in financial assets		(7,505)	(2,686)
Proceeds from disposal of investments in financial assets		10,029	2,843
Interest collected		105	230
Proceeds from sales of intangible assets		-	483
Net cash generated from investing activities		3,371	12,406
Financing activities:
Borrowings and issuance of non-convertible notes		2	13,254
Payment of borrowings and non-convertible notes		(13,684)	(11,047)
Payment of short-term loans, net		(3,221)	(1,005)
Interests paid		(4,739)	(7,030)
Repurchase of non-convertible notes		-	(5,378)
Proceeds from warrants exercise		2	6
Loans received from associates and joint ventures, net		5	-
Payment of borrowings to related parties		(18)	(582)
Sale of non-convertible notes in portfolio		443	-
Dividends paid		(4,308)	-
Payment of lease liabilities		(12)	(25)
Repurchase of treasury shares		(807)	-
Net proceeds from derivative financial instrument		-	(62)
Net cash used in financing activities		(26,337)	(11,869)
Net (decrease) / increase in cash and cash equivalents		(12,326)	9,677
Cash and cash equivalents at beginning of period		18,279	4,531
Inflation adjustment		(227)	(92)
Foreign exchange (loss) / gain on cash and changes in fair value for cash equivalents		(49)	35
Cash and cash equivalents at end of period	13	5,677	14,151

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

.. AlejandroG. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuanceby the Board of Directors, on February8, 2023.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholdersareInversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., whose final beneficiary is Eduardo Sergio Elsztain.

As of the end of these Consolidated Financial Statements, the Group owns 15 shopping malls, 6 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.91% interest in Banco Hipotecario S.A. (BHSA), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a 6 office buildings portfolio and hasmajority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city ofBariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2022 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six monthsended December 31, 2022 and 2021 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years thatapproximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended December 31, 2022, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of December 31, 2022 (accumulated sixmonths)
Price variation	43%

As a consequence of the aforementioned, these financial statements as of December 31, 2022were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2022 and December 31, 2021presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-monthperiodended December 31, 2022are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2022, are detailed in Note 4 to the Annual Financial Statements.

A.
“Della Paolera 261” floor sale

On August 17, the Company sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,60), which had already been paid.

B.
Córdoba barter transaction

On August 18, 2022, the transfer of ownership was made for the barter of the property "Lot 16" located in the province of Córdoba, whose commitment had been celebrated on May 17, 2016. The price of the transaction was USD 2 million, and in exchange, the client assumes the commitment and the obligation to transfer, under the horizontal property regime, future real estate consisting of functional units (apartments) and complementary units (storage rooms), whose construction and completion will be at its sole expense.

C.
Zetol – Sell of plot and Boating Trust interest

On November 23, 2022, Zetol sold the property number 46,931 located in Ciudad de la Costa, department of Canelones, to the Boating Trust for an amount of USD 8 million. The form of payment was the equivalent of USD 6 million in units and USD 2 million remains as an account receivable.

Theunits were delivered to the Maneiro family as partial cancellation of the debt that Liveck maintains with them for the purchase of the shares of Zetol.

Later that day, a novation agreement was made between Zetol and the Trust, substituting the receivable of USD 2 million that Zetol had for the sale of the plot, becoming trustor and beneficiary of the trust that will carry out the real estate development. Dueto this, Zetol has the right to receive the net proceeds from the sale of units, equivalent to 791.7 square meters. Such a contract has established a minimum amount to be received.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements.There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2022and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segmentinformation was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended December 31, 2022 and 2021:

IRSA Inversiones y Representaciones Sociedad Anónima

	Six months ended December 31, 2022
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income and other comprehensive income / statement of financial position
Revenues	24,916	(138)	6,112	-	30,890
Costs	(4,315)	63	(6,227)	-	(10,479)
Gross profit / (loss)	20,601	(75)	(115)	-	20,411
Net loss from fair value adjustment of investment properties	(30,222)	692	-	-	(29,530)
General and administrative expenses	(3,984)	20	-	16	(3,948)
Selling expenses	(1,303)	9	-	-	(1,294)
Other operating results, net	(3,086)	(14)	55	(16)	(3,061)
Loss from operations	(17,994)	632	(60)	-	(17,422)
Share of profit of associates and joint ventures	1,737	(419)	-	-	1,318
Segment loss	(16,257)	213	(60)	-	(16,104)
Reportable assets	436,559	(2,641)	-	55,314	489,232
Reportable liabilities	-	-	-	(239,137)	(239,137)
Net reportable assets	436,559	(2,641)	-	(183,823)	250,095

	Six months ended December 31, 2021
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income and other comprehensive income / statement of financial position
Revenues	17,173	(123)	4,506	(29)	21,527
Costs	(3,625)	64	(4,651)	-	(8,212)
Gross profit / (loss)	13,548	(59)	(145)	(29)	13,315
Net gain / (loss) from fair value adjustment of investment properties	43,602	129	-	-	43,731
General and administrative expenses	(3,746)	10	-	47	(3,689)
Selling expenses	(1,629)	(7)	-	-	(1,636)
Other operating results, net	(117)	-	56	(18)	(79)
Profit / (loss) from operations	51,658	73	(89)	-	51,642
Share of (loss) / profit of associates and joint ventures	(152)	(82)	-	-	(234)
Segment profit / (loss)	51,506	(9)	(89)	-	51,408
Reportable assets	513,155	(3,448)	-	51,911	561,618
Reportable liabilities	-	-	-	(318,693)	(318,693)
Net reportable assets	513,155	(3,448)	-	(266,782)	242,925

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS11as of December 31, 2021.

Below is a summarized analysis of the segments from the Group for the periods ended December 31, 2022 and 2021:

	Six months ended December 31, 2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	15,793	1,635	2,172	4,971	345	24,916
Costs	(1,021)	(127)	(499)	(2,392)	(276)	(4,315)
Gross profit	14,772	1,508	1,673	2,579	69	20,601
Net loss from fair value adjustment of investment properties	(5,897)	(7,934)	(16,342)	-	(49)	(30,222)
General and administrative expenses	(1,942)	(228)	(720)	(718)	(376)	(3,984)
Selling expenses	(733)	(21)	(140)	(372)	(37)	(1,303)
Other operating results, net	115	(14)	(3)	(24)	(3,160)	(3,086)
Profit / (loss) from operations	6,315	(6,689)	(15,532)	1,465	(3,553)	(17,994)
Share of profit of associates and joint ventures	-	-	-	-	1,737	1,737
Segment profit / (loss)	6,315	(6,689)	(15,532)	1,465	(1,816)	(16,257)

Investment properties and trading properties	125,452	90,472	187,589	-	564	404,077
Investment in associates and joint ventures	-	-	-	-	18,255	18,255
Other operating assets	381	1,227	4,601	5,923	2,095	14,227
Operating assets	125,833	91,699	192,190	5,923	20,914	436,559

IRSA Inversiones y Representaciones Sociedad Anónima

	Six months ended December 31, 2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	11,668	2,347	390	2,694	74	17,173
Costs	(1,140)	(214)	(353)	(1,523)	(395)	(3,625)
Gross profit / (loss)	10,528	2,133	37	1,171	(321)	13,548
Net (loss) / gain from fair value adjustment of investment properties	(11,530)	1,200	53,757	-	175	43,602
General and administrative expenses	(1,681)	(520)	(806)	(501)	(238)	(3,746)
Selling expenses	(651)	(169)	(542)	(238)	(29)	(1,629)
Other operating results, net	(136)	(8)	(144)	(8)	179	(117)
(Loss) / profit from operations	(3,470)	2,636	52,302	424	(234)	51,658
Share of loss of associates and joint ventures	-	-	-	-	(152)	(152)
Segment (loss) / profit	(3,470)	2,636	52,302	424	(386)	51,506

Investment properties and trading properties	118,214	159,577	201,500	-	731	480,022
Investment in associates and joint ventures	-	-	-	-	16,277	16,277
Other operating assets	526	4,814	4,609	5,926	981	16,856
Operating assets	118,740	164,391	206,109	5,926	17,989	513,155

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for thesix-month period ended December 31, 2022and for the year ended June 30, 2022 were as follows:

	December 31, 2022	June 30, 2022
Beginning of the period / year	23,072	28,523
Increase of equity interest and capital contributions	-	1,481
Share of profit / (loss)	1,318	(508)
Currency translation adjustment	22	(677)
Dividends	(212)	(5,131)
Others	-	(616)
End of the period / year (i)	24,200	23,072

(i)
As of June 30, 2022 includes ARS (11), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	December 31, 2022	June 30, 2022	December 31, 2022	June 30, 2022	December 31, 2022	December 31, 2021
Associates
New Lipstick	49.96%	49.96%	207	205	2	(11)
BHSA	29.91%	29.91%	15,077	13,828	1,250	(364)
Quality	50.00%	50.00%	5,030	5,520	(490)	(84)
La Rural S.A.	50.00%	50.00%	847	348	509	(9)
GCDI (former TGLT S.A.) (1)	27.82%	27.82%	1,149	1,163	(14)	(160)
Other joint ventures	N/A	N/A	1,890	2,008	83	100
Total associates and joint ventures			24,200	23,072	1,340	(528)

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss) / profit for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (1)	(*) (43)
BHSA	Argentina	Financial	448,689,072	(**) 1,500	(**) 4,178	(**) 48,889
Quality	Argentina	Real estate	1,421,672,293	2,843	(979)	9,841
La Rural SA	Argentina	Organization of events	714,998	1	(39)	377
GCDI (former TGLT S.A.) (1)	Argentina	Real estate	257,330,595	915	(1,805)	4,131

(*)
Amounts in millions of US Dollars under USGAAP.
(**)
Information as of December 31, 2022 according to IFRS.
(1)
Unaudited financial information as of December 31, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2022and for the year ended June 30, 2022 were as follows:

	Six months ended December 31, 2022		Year ended June 30, 2022
	Nivel 2	Nivel 3	Nivel 2	Nivel 3
Fair value at the beginning of the period / year	298,385	121,232	219,576	210,117
Additions	501	849	10,536	2,936
Capitalized leasing costs	2	14	33	27
Amortization of capitalized leasing costs (i)	(6)	(7)	(52)	(13)
Transfers	1,351	591	89,204	(90,572)
Disposals	(2,180)	-	(41,656)	-
Currency translation adjustment	(5)	-	(49)	-
Net (loss) / gain from fair value adjustment (ii)	(24,309)	(5,221)	20,793	(1,263)
Fair value at the end of the period / year	273,739	117,458	298,385	121,232

(i)
Amortization charges of capitalized leasing costs were recognized as follows: ARS 9 in "Costs" and ARS 4 in "General and administrative expenses" in the Statement of Income (Note 21).

(ii)
For the six-month period ended December 31, 2022, the net loss from fair value adjustment of investment properties was ARS 29,530. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

a)
gain of ARS 1,642as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 34,941resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
an increase of 54 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 3,624.
d)
Additionally, due to the impact of the inflation adjustment, ARS 38,824 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
e)
The value of our office buildings and other rental properties measured in real terms decreased by 8,68% during the six-month period ended as of December 31, 2022, due to the variation of the implicit exchange rate. Likewise, there is an impact for the sales of the period.

The following is the balance by type of investment property of the Group as of June 30, 2022 and 2021:

	12.31.2022	12.31.2021
Shopping Malls	124,561	128,966
Offices and other rental properties	97,979	106,356
Undeveloped parcels of land	168,079	183,067
Properties under development	211	811
Others	367	417
Total	391,197	419,617

IRSA Inversiones y Representaciones Sociedad Anónima

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	12.31.2022	12.31.2021
Rental and services income (Note 20)	17,795	14,082
Direct operating expenses	(7,673)	(6,411)
Development expenses	(77)	(164)
Net realized gain from fair value adjustment of investment properties (i)	1,101	4,049
Net unrealized (loss) / gain from fair value adjustment of investment properties	(30,631)	39,682

(i)
As of December 31, 2022 corresponds ARS 62to the realized result from fair value adjustment for the period((ARS 11) for the sale of parking spaces of Libertador 498 and ARS 73 for the sale of floors of Catalinas Building) and ARS 1,039for realized result from fair value adjustment made in previous years(ARS 48 for the sale of parking spaces of Libertador 498 and ARS 991 for the sale of floors of Catalinas Building).As of December31, 2021, (ARS 123) corresponds to the result for changes in the fair value realized for the period ((ARS 146) for the sale of Casona Hudson, (ARS 31) for the sale of the Merlo Land, (ARS 35) for the sale of the Mariano Acosta Land, (ARS 154) for the sale of parking spaces of Libertador 498 and ARS 243 for the sale of floors of Catalinas Building) and ARS 4,172 for the result of changes in fair value made in previous years (ARS 171 for the sale of Casona Hudson, ARS 150 for the sale of the Merlo Land, ARS 142 for the sale of the Mariano Acosta Land, ARS 316 for the sale of parking spaces of Libertador 498 and ARS 3,393 for the sale of floors of Catalinas Building).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects

IRSA will allocate 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

On October 29, 2021, a notification was received in relation to a collective protective petition requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the treatment of Bill 1831 - J 2021 (first Instance trail in contentious Administrative and Tax matters No. 10, Sec. 19 - Cause "Civil Association Observatory of the Right to the city and others against GCBA and Others on protection - others" - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the notification on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protective petition. On March 15, 2022, IRSA appealed the ruling, as did the Government of the Autonomous City of Buenos Aires, co-defendant in the case. On March 17, 2022, the court granted the appeals in relation and with suspensive effect, of the contested sentence (in accordance with the provisions of Law No. 2145). As of the date of these Consolidated Financial Statements,the matter is to be resolved by the Administrative, Tax and Consumer Relations Litigation- Room IV.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2022and for the year ended June 30, 2022 were as follows:

	Six months ended December 31, 2022				Year ended June 30, 2022
	Buildings and facilities	Machinery and equipment	Others	Total	Total
Costs	19,136	5,995	1,355	26,486	23,854
Accumulated depreciation	(8,360)	(5,657)	(1,038)	(15,055)	(14,127)
Net book amount at the beginning of the period / year	10,776	338	317	11,431	9,727
Additions	178	32	24	234	479
Disposals	(9)	-	-	(9)	(4)
Currency translation adjustment	-	-	-	-	(4)
Transfers	(2,128)	11	-	(2,117)	2,162
Depreciation charges (i)	(334)	(110)	(29)	(473)	(929)
Balances at the end of the period / year	8,483	271	312	9,066	11,431
Costs	17,177	6,038	1,379	24,594	26,486
Accumulated depreciation	(8,694)	(5,767)	(1,067)	(15,528)	(15,055)
Net book amount at the end of the period / year	8,483	271	312	9,066	11,431

(i)
As of December 31, 2022, depreciation charges of property, plant and equipment were recognized as follows: ARS322 in "Costs", ARS149 in "General and administrative expenses" and ARS 2 in "Selling expenses", respectively in the Statement of Incomeand Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2022and for the year ended June 30, 2022 were as follows:

	Six months ended December 31, 2022				Year ended June 30, 2022
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	284	2,331	2,012	4,627	4,125
Additions	-	87	83	170	727
Currency translation adjustment	-	(43)	-	(43)	(225)
Disposals	(3)	(283)	(23)	(309)	-
End of the period / year	281	2,092	2,072	4,445	4,627
Non-current				4,359	4,351
Current				86	276
Total				4,445	4,627

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2022and for the year ended June 30, 2022 were as follows:

	Six months ended December 31, 2022				Year ended June 30, 2022
	Goodwill	Information systems and software	Contracts and others	Total	Total
Costs	317	1,887	4,936	7,140	7,724
Accumulated amortization	-	(1,582)	(724)	(2,306)	(2,093)
Net book amount at the beginning of the period / year	317	305	4,212	4,834	5,631
Additions	-	40	333	373	147
Disposals	-	-	-	-	(674)
Impairment	-	-	-	-	(57)
Amortization charges (i)	-	(146)	(7)	(153)	(213)
Balances at the end of the period / year	317	199	4,538	5,054	4,834
Costs	317	1,927	5,269	7,513	7,140
Accumulated amortization	-	(1,728)	(731)	(2,459)	(2,306)
Net book amount at the end of the period / year	317	199	4,538	5,054	4,834

(i)
As of December 31, 2022, amortization charges were recognized in the amount ofARS50 in "Costs" and ARS103in "General and administrative expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of December 31, 2022and June 30, 2022 are the following:

	December 31, 2022	June 30, 2022
Real Estate	23	24
Machinery and equipment	-	3
Convention center	1,700	1,750
Total Right-of-use assets	1,723	1,777
Non-current	1,723	1,777
Total	1,723	1,777

The depreciation charge of the right-of use-assets is detailed below:

	December 31, 2022	December 31, 2021
Real Estate	55	55
Others	-	14
Total depreciation of right-of-use assets (i)	55	69

(i)
Asof December 31, 2022, amortization charges were recognized as follows: ARS 54in "Costs" and ARS 1 in "General and administrative expenses" in theConsolidated Statement of Income andOther Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Financial instruments by category

Thisnote presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of December 31, 2022are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
December 31, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	18,308	-	-	18,308	5,507	23,815
Investments in financial assets:
- Public companies’ securities	-	2,340	-	2,340	-	2,340
- Mutual funds	-	16,715	-	16,715	-	16,715
- Bonds	-	4,719	-	4,719	-	4,719
- Others	410	385	-	795	-	795
Derivative financial instruments:
- Swaps	-	-	2	2	-	2
- Bond futures	-	5	-	5	-	5
Cash and cash equivalents:
- Cash at bank and on hand	3,282	-	-	3,282	-	3,282
- Short-term investments	-	2,395	-	2,395	-	2,395
Total assets	22,000	26,559	2	48,561	5,507	54,068

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
December 31, 2022
Liabilities as per Statement of Financial Position
Trade and other payables	5,003	-	-	5,003	12,374	17,377
Borrowings	85,033	-	-	85,033	-	85,033
Total liabilities	90,036	-	-	90,036	12,374	102,410

Financial assets and financial liabilities as of June 30, 2022 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2022
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	17,250	-	-	17,250	5,671	22,921
Investments in financial assets:
- Public companies’ securities	-	1,926	-	1,926	-	1,926
- Mutual funds	-	19,844	-	19,844	-	19,844
- Bonds	-	5,445	-	5,445	-	5,445
- Others	14	379	-	393	-	393
Cash and cash equivalents:
- Cash at bank and on hand	14,328	-	-	14,328	-	14,328
- Short term investments	-	3,951	-	3,951	-	3,951
Total assets	31,592	31,545	-	63,137	5,671	68,808

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables	6,352	-	-	6,352	10,932	17,284
Borrowings	106,923	-	-	106,923	-	106,923
Derivative financial instruments:
- Swaps	-	-	23	23	-	23
Total liabilities	113,275	-	23	113,298	10,932	124,230

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2022.

As ofDecember 31, 2022, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments.Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-

14.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2022and June 30, 2022 are as follows:

	December 31, 2022	June 30, 2022
Sale, leases and services receivables	12,308	11,463
Less: Allowance for doubtful accounts	(971)	(1,221)
Total trade receivables	11,337	10,242
Borrowings, deposits and others	6,248	6,210
Advances to suppliers	1,513	1,312
Tax receivables	1,247	1,338
Prepaid expenses	417	484
Long-term incentive plan	1	1
Dividends	117	292
Others	1,964	1,821
Total other receivables	11,507	11,458
Total trade and other receivables	22,844	21,700
Non-current	5,764	6,204
Current	17,080	15,496
Total	22,844	21,700

IRSA Inversiones y Representaciones Sociedad Anónima

Movements on the Group’s allowance for doubtful accounts were as follows:

	December 31, 2022	June 30, 2022
Beginning of the period / year	1,221	1,996
Additions (i)	72	358
Recovery (i)	(75)	(403)
Currency translation adjustment	132	104
Receivables written off during the period/year as uncollectible	-	(17)
Inflation adjustment	(379)	(817)
End of the period / year	971	1,221

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2022and 2021:

	Note	Six months ended December 31, 2022	Six months ended December 31, 2021
Profit for the period		15,436	49,712
Adjustments for:
Income tax	19	(25,284)	10,241
Amortization and depreciation	21	694	670
Net loss / (gain) from fair value adjustment of investment properties		29,530	(43,731)
Gain from disposal of trading properties		(1,691)	-
Realization of currency translation adjustment		(281)	-
Net gain from disposal of intangible assets		-	(150)
Financial results, net		(9,231)	(7,745)
Provisions and allowances		4,540	1,083
Share of (profit) / loss of associates and joint ventures	7	(1,318)	234
Changes in operating assets and liabilities:
Increase in inventories		(21)	(10)
Decrease / (increase) in trading properties		94	(94)
Increase in trade and other receivables		(731)	(869)
(Decrease) / increase in trade and other payables		(300)	64
(Decrease) / increase in salaries and social security liabilities		(288)	47
Decrease in provisions		(25)	(104)
Net cash generated by operating activities before income tax paid		11,124	9,348

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2022and 2021:

	Six months ended December 31, 2022	Six months ended December 31, 2021
Decrease in investment properties through an increase in property, plant and equipment	10	2,195
Decrease in lease liabilities through a decrease in trade and other receivables	-	6
Increase in intangible assets through a decrease in trading properties	333	-
Currency translation adjustment and other comprehensive income	570	845
Increase in investment properties through an increase in trade and other payables	43	263
Increase in investments in associates through a decrease in investments in financial assets	-	1,237
Issuance of NCN	26,325	-
Decrease in investments in financial assets through a decrease in trade and other payables	244	-
Decrease in dividends receivables through an increase in investments in financial assets	7	-
Decrease in property, plant and equipment through an increase of revaluation surplus	175	-
Decrease in investment properties through a decrease in investments in financial assets	52	-
Decrease in property, plant and equipment through an increase in investment properties	2,128	-
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	2,053	-

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Trade and other payables

Group’s trade and other payables as of December 31, 2022and June 30, 2022were as follows:

	December 31, 2022	June 30, 2022
Customers´ advances (*)	5,165	5,209
Trade payables	2,268	2,288
Accrued invoices	1,377	1,687
Admission fees (*)	4,585	3,684
Other income to be accrued	133	137
Tenant deposits	89	96
Total trade payables	13,617	13,101
Taxes payable	2,486	1,901
Other payables	1,274	2,282
Total other payables	3,760	4,183
Total trade and other payables	17,377	17,284
Non-current	5,429	5,089
Current	11,948	12,195
Total	17,377	17,284

(*)It mainly corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

17.
Borrowings

The breakdown of the Group’s borrowings as of December 31, 2022and June 30, 2022 was as follows:

	Total as of December 31, 2022	Total as of June 30, 2022	Fair value as of December 31, 2022	Fair value as of June 30, 2022
NCN	77,995	94,735	74,830	89,292
Bank loans	479	1,448	479	1,456
Bank overdrafts	4,472	8,400	4,472	8,400
Other borrowings	1,186	1,453	1,186	1,453
AABE Debt	591	579	591	579
Loans with non-controlling interests	310	308	310	308
Total borrowings	85,033	106,923	81,868	101,488
Non-current	42,895	18,674
Current	42,138	88,249
Total	85,033	106,923

Series XIV Notes (Exchange of Series II Notes)

As a consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA CP, in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 239 million of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121 million.

The exchange offered two alternatives:

-Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 million in cash and USD 514.42 million in Series XIV Notes. Under Option A, 60.83% of the notes were accepted.

IRSA Inversiones y Representaciones Sociedad Anónima

-Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes were accepted.

In both options, the interest accrued as of the settlement date was paid.

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Six months ended December 31, 2022			Year ended June 30, 2022
	Legal claims	Investments in associates and joint ventures (ii)	Total	Total
Beginning of period / year	552	11	563	612
Additions (i)	3,865	-	3,865	488
Share of profit of associates	-	(11)	(11)	(4)
Recovery (i)	(110)	-	(110)	(113)
Used during the period / year	(25)	-	(25)	(139)
Inflation adjustment	(347)	-	(347)	(281)
End of period / year	3,935	-	3,935	563
Non-current			3,705	280
Current			230	283
Total			3,935	563

(i) Additions and recoveryof legal claims are included in "Other operating results, net". As of December 31, 2022 it includes the provision for the IDBD´s lawsuit.
(ii) Corresponds to investments in Puerto Retiro, a joint venture withnegative equity.

IDBD

Asindicated in Note 1 to the Annual Consolidated Financial Statements as of June 30, 2022, the Group lost control of IDBD on September 25, 2020.

OnSeptember 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

OnDecember 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.

OnJanuary 30, 2023, a copy of the lawsuit was sent to The Company and we are evaluating the legal defense alternatives for the Company's interests. The sum of NIS 70 million, equivalent to ARS 3,528 million, was accounted in provisions in these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Taxes

The details of the Group’s income tax, is as follows:

	December 31, 2022	December 31, 2021
Current income tax	13,385	(1,517)
Deferred income tax	11,899	(8,724)
Income tax	25,284	(10,241)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2022and 2021:

	Six months ended December 31, 2022	Six months ended December 31, 2021
Loss/ (profit) for the period at tax rate applicable in the respective countries	(1,075)	(20,982)
Permanent differences:
Share of profit of associates and joint ventures	576	82
Unrecognized tax loss carryforwards	(10,465)	7,420
Difference between provision and tax return	11,312	407
Inflation adjustment permanent difference	8,662	9,638
Tax rate differential	-	134
Non-taxable profit, non-deductible expenses and others	18,459	(823)
Tax inflation adjustment	(2,185)	(6,117)
Income tax	25,284	(10,241)

The gross movement in the deferred income tax account is as follows:

	December 31, 2022	June 30, 2022
Beginning of period / year	(140,944)	(160,244)
Revaluation surplus reserve	-	(355)
Deferred income tax charge	11,899	19,655
End of period / year	(129,045)	(140,944)
Deferred income tax assets	125	109
Deferred income tax liabilities	(129,170)	(141,053)
Deferred income tax liabilities, net	(129,045)	(140,944)

Submission of income tax presentation

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.C to the Consolidated Financial Statements as of June 30, 2022 has been absorbed by the Company, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

In the same sense, on November 16, 2022, IRSA filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2022, applying the same systematic and comprehensive inflation adjustment mechanism mentioned in the previous paragraph updating accumulated losses.

IRSA Inversiones y Representaciones Sociedad Anónima

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377 in the fiscal year 2021 and ARS 11,892 in the fiscal year 2022, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentations, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the Supreme Court of Justice is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic inflation adjustment would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing the company to pay taxes on fictitious income.

Asof the date of issuance of these Financial Statements, there are new jurisprudential precedents in line with the position of the Company and the “Candy” judgment mentioned above. Thus, at the end of October 2022, theSupreme Court of Justice, in the “Telefónica de Argentina S.A. and another c/ EN – AFIP – DGI s/ Dirección General Impositiva” judgment ratified the opinion of the Attorney General of the Nation issued in the “Complaint Appeal No. 1, Telefónica de Argentina S.A. and Other c/ EN-AFIP DGI s/ Dirección General Impositiva” maintaining the inadmissibility of a tax that results confiscatory for the taxpayer in its application.

Considering the foregoing, the Company's Board of Directors together with its legal and tax advisors re-evaluated during the present period the accounting decision taken at the end of the previous fiscal year 2021, in light of the new elements of judgment, and concluded that all the existing evidence and, in particular, the last sentence of the Supreme Court of Justice of the Nation, mentioned in the previous paragraph, configure a position of favorability greater than a position of rejection in higher instances in the face of a possible controversy with the Argentine Tax Authority. For all the detailed reasons, they have decided, following the guidelines established by the IFRS, to reverse the provision for the aforementioned tax registered as of June 30, 2022 and 2021 for $13,979 million, their provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million and register in the deferred income tax, the updating of the remaining losses, aligning the accounting treatment with the tax criteria duly presented.

Notwithstanding, IRSA did not recognize assets for deferred income tax (loss) for ARS10,451 for fiscal year 2023, as detailed below.

The Group analyzes the recoverability of its deferred tax assets when there are events or changes in circumstances that imply a potential indication of revaluation or devaluation. The value in use is determined on the basis of projected tax cash flows.

The aforementioned cash flows are prepared based on estimates regarding the future behavior of certain variables that are sensitive in determining the recoverable value, among which are: (i) sales projections; (ii) expense projections; (iii) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

Aspreviously mentioned, during this period, the Company reassessed its position regarding the eventual tax controversy and reversed the originally recognized liability. Such reassessment also implied the need to analyze the recoverability of the losses that originate from the application of the methodology mentioned. The Company prepared its tax projections and considering, among other aspects, that these assets have a legal prescription period, that estimates include assumptions with high volatility and instability due to the current macroeconomic context where it carries out its business, that the consumption or not of this tax asset is also associated with possible sales of real estate whose realization is uncertain, the Company has decided for a prudential criterion to keep it provisioned, until the moment in which the aforementioned variables stabilize and the projected scenarios are consolidated, in order to avoid recognizing uncertain assets and whose recoverability is highly volatile and tied to elements beyond their control.

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Revenues

	Six months ended December 31, 2022	Six months ended December 31, 2021
Base rent	8,088	6,861
Contingent rent	7,127	6,042
Admission rights	1,235	906
Parking fees	649	383
Commissions	319	243
Property management fees	151	168
Others	148	115
Averaging of scheduled rent escalation	78	(636)
Rentals and services income	17,795	14,082
Revenue from hotels operation and tourism services	4,970	2,693
Sale of trading properties	2,012	245
Total revenues from sales, rentals and services	24,777	17,020
Expenses and collective promotion fund	6,113	4,507
Total revenues from expenses and collective promotion funds	6,113	4,507
Total Group’s revenues	30,890	21,527

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of December 31, 2022	Total as of December 31, 2021
Cost of sale of goods and services	684	-	-	684	300
Salaries, social security costs and other personnel expenses	3,302	1,709	214	5,225	4,588
Depreciation and amortization	435	257	2	694	670
Fees and payments for services	202	548	146	896	802
Maintenance, security, cleaning, repairs and others	2,831	301	3	3,135	2,683
Advertising and other selling expenses	2,120	1	139	2,260	1,185
Taxes, rates and contributions	651	125	775	1,551	1,957
Director´s fees	-	780	-	780	750
Leases and service charges	111	74	5	190	249
Allowance for doubtful accounts, net	-	-	(3)	(3)	71
Other expenses	143	153	13	309	282
Total as of December 31, 2022	10,479	3,948	1,294	15,721	-
Total as of December 31, 2021	8,212	3,689	1,636	-	13,537

22.
Cost of goods sold and services provided

	Total as of December 31, 2022	Total as of December 31, 2021
Inventories at the beginning of the period	4,806	4,293
Purchases and expenses	10,670	8,433
Currency translation adjustment	(43)	(252)
Disposals	(309)	-
Inventories at the end of the period	(4,645)	(4,262)
Total costs	10,479	8,212

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories as of December 31, 2022and June 30, 2022:

	Total as of December 31, 2022	Total as of June 30, 2022
Real estate	4,445	4,627
Others	200	179
Total inventories at the end of the period (*)	4,645	4,806

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	Six months ended December 31, 2022	Six months ended December 31, 2021
Realization of currency translation adjustment (*)	285	-
Donations	(60)	(67)
Lawsuits and other contingencies	(3,763)	(262)
Administration fees	39	22
Interest and allowances generated by operating credits	207	154
Others	231	74
Total other operating results, net	(3,061)	(79)

(*) Corresponds to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A.

24.
Financial results, net

	Six months ended December 31, 2022	Six months ended December 31, 2021
Finance income:
- Interest income	269	307
Total finance income	269	307
Finance costs:
- Interest expenses	(4,779)	(6,832)
- Other finance costs	(395)	(681)
Subtotal finance costs	(5,174)	(7,513)
Capitalized finance costs	-	-
Total finance costs	(5,174)	(7,513)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	853	1,668
- Exchange differences, net	1,862	11,661
- Gain from repurchase of negotiable obligations	81	1,538
- Gain from derivative financial instruments, net	23	21
- Other financial results	(274)	26
Total other financial results	2,545	14,914
- Inflation adjustment	8,616	837
Total financial results, net	6,256	8,545

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2022and June 30, 2022:

Item	December 31, 2022	June 30, 2022
Trade and other receivables	5,965	6,269
Investments in financial assets	2,518	4,055
Borrowings	(211)	(237)
Trade and other payables	(1,168)	(1,594)
Total	7,104	8,493

Related party	December 31, 2022	June 30, 2022	Description of transaction	Item
New Lipstick LLC	43	43	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	386	391	Other investments	Investments in financial assets
	-	(59)	Others	Trade and other payables
Galerias Pacifico	1,632	1,006	Others	Trade and other receivables
La Rural S.A.	395	352	Loans granted	Trade and other receivables
	117	292	Dividends	Trade and other receivables
	(20)	(7)	Others	Trade and other payables
	8	6	Others	Trade and other receivables
	(2)	-	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures	-	1	Reimbursement of expenses receivable	Trade and other receivables
	(62)	(87)	Borrowings	Borrowings
	9	10	Leases and/or rights of use receivable	Trade and other receivables
	24	-	Unpaid contributions	Trade and other payables
	22	27	Management Fee	Trade and other receivables
	(88)	(90)	NCN	Borrowings
	(33)	(60)	Others	Trade and other payables
	19	72	Others	Trade and other receivables
	1	1	Share based payments	Trade and other payables
Total associates and joint ventures	2,451	1,898
Cresud	5	7	Reimbursement of expenses receivable	Trade and other receivables
	(233)	(595)	Corporate services payable	Trade and other payables
	2,132	3,664	NCN	Investment in financial assets
	(306)	(293)	Others	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	1,595	2,779
Futuros y Opciones S.A.	2	3	Others	Trade and other receivables
Helmir S.A.	(61)	(60)	NCN	Borrowings
Total subsidiaries of parent company	(59)	(57)
Directors	(453)	(521)	Fees for services received	Trade and other payables
	-	862	Advances	Trade and other receivables
Yad Leviim LTD	3,198	3,160	Loans granted	Trade and other receivables
Others (1)	(12)	(19)	Legal Services	Trade and other payables
	488	392	Others	Trade and other receivables
	(102)	(20)	Others	Trade and other payables
	(29)	(17)	Management Fee	Trade and other payables
	27	36	Reimbursement of expenses receivable	Trade and other receivables
Total directors and others	3,117	3,873
Total at the end of the period / year	7,104	8,493

(1) Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-monthperiods ended December 31, 2022and 2021:

Related party	Six months ended December 31, 2022	Six months ended December 31, 2021	Description of transaction
BACS	-	43	Leases and/or rights of use
Condor	2	(4)	Financial operations
BHN Vida S.A	(2)	23	Leases and/or rights of use
BHN Seguros Generales S.A.	-	21	Financial operations
Comparaencasa Ltd.	7	-	Financial operations
Otras asociadas y negocios conjuntos	42	-	Financial operations
	(18)	-	Leases and/or rights of use
	32	-	Corporate services
Total associates and joint ventures	63	83
Cresud	35	58	Leases and/or rights of use
	-	(631)	Corporate services
	939	(245)	Financial operations
Total parent company	974	(818)
Helmir	(5)	2	Financial operations
Total parent company	(5)	2
Directors	(780)	(721)	Fees and remunerations
Yad Leviim LTD	72	86	Financial operations
Others (1)	59	-	Financial operations
	3	-	Leases and/or rights of use
	(50)	(33)	Donations
	(35)	(33)	Legal services
	(22)	-	Fees and remuneration
Otras (1)	6	-	Legal services
Total others	(747)	(701)
Total at the end of the period	285	(1,434)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, GDCIand Fundación IRSA.

The following is a summary of the transactions with related parties for the six-monthperiods ended December 31, 2022and 2021:

Related party	Six months ended December 31, 2022	Six months ended December 31, 2021	Description of the operation
Quality	-	58	Capital contributions
Condor	-	1,237	Exchange of shares
Total capital contributions	-	1,295
Condor	69	5,131	Dividends received
Nuevo Puerto Santa Fe	143	-	Dividends received
Total other transactions	212	5,131

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 14Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 12.31.2022	Total as of 06.30.2022
Assets
Trade and other receivables
US Dollar	26.34	176.96	4,662	4,883
Euros	0.08	189.26	15	16
Receivables with related parties:
US Dollar	19.10	177.16	3,384	3,239
Total trade and other receivables			8,061	8,138
Investments in financial assets
US Dollar	26.99	176.96	4,777	2,465
Pounds	0.72	213.91	153	140
New Israel Shekel	10.54	50.40	531	821
Investments with related parties:
US Dollar	13.01	177.16	2,304	4,098
Total investments in financial assets			7,765	7,524
Derivative financial instruments
US Dollar	0.04	176.96	7	-
Total Derivative financial instruments			7	-
Cash and cash equivalents
US Dollar	14.05	176.96	2,487	13,197
Euros	0.01	189.26	2	1
Total cash and cash equivalents			2,489	13,198
Total Assets			18,322	28,860

Liabilities
Trade and other payables
US Dollar	9.12	177.16	1,615	1,535
Euros	-	189.92	-	1
Payables to related parties:
US Dollar	0.03	177.16	6	86
Total Trade and other payables			1,621	1,622
Borrowings
US Dollar	406.29	177.16	71,979	89,423
Borrowings with related parties
US Dollar	1.11	177.16	196	199
Total Borrowings			72,175	89,622
Derivative financial instruments
US Dollar	-	177.16	-	23
Total derivative financial instruments			-	23
Lease liabilities
US Dollar	9.29	177.16	1,645	1,595
Total lease liabilities			1,645	1,595
Provisions
New Israel Shekel	70.00	50.40	3,528	-
Total Provisions			3,528	-
Total Liabilities			78,969	92,862

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millionsof each foreign currency.
(3) Exchange ratesas of December 31, 2022according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Shares Buyback Program extension and completion

On July 12, 2022, the Board of Directors resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

On September 22, 2022, the Company completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA common shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

Ordinaryand Extraordinary Shareholders' Meeting - IRSA

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting resolved:


The distribution of a dividend to shareholders for up to ARS 4,340 million, payable in cash and/or in kind.
On October 31, 2022, the Board of Directors established the payment thereof in cash

The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 1.16% of the Share Capital.

Change in Warrants terms and conditions

Because of the payment of cash dividends made on November 8, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0442.

●
Exercise price per new share to be issued: Pre-dividend price: USD 0.432. Post-dividend price: USD 0.414.

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the six-month period ended December 31, 2022, certain warrant holders exercised their right to acquire additional shares. For this reason, USD 6,718 were received, due to the conversion of15,561warrants to common shares. Amounts in USD are expressed in integers.

29.
Subsequent events

Series XV and XVI Notes

On January 31, 2023, IRSA issued new Notes for a total amount of USD 90.0 million.

●
Series XV (dollar MEP): for USD 61.75 million at a fixed rate of 8.0%, with semi-annual payments. Theprincipal will be paid at maturity on March 25, 2025. The price of issuance was 100.0% of the nominal value.

●
Series XVI (blue chip swap dollar): for USD 28.25 million at a fixed rate of 7.0%, with semi-annual payments.The principal will be paid at maturity on July 25, 2025. The price of issuance was 100.0% of the nominalvalue. USD 5.07million were subscribed in cash and USD 23.18 million in kind with Series IX Notes (NominalValue USD 22.5 million).

IRSA Inversiones y Representaciones Sociedad Anónima

Series II Notes Redemption

Afterthe end of the period, on February 3, 2023, The Company resolved to early redeem the total outstanding amountof Series II Notes, for USD 121 million maturing on March 23,2023. The proposed redemption will take place on February 3,2023, in accordance with the terms and conditions detailed inthe Offering Memorandum of Series II Notes. The redemptionprice was 100% of the face value of the Series II Notes, plus accrued and unpaid interest, as of thedate set for redemption.

Series IX Notes Partial Cancellation

On February 6, 2023, and regarding the issuance of Series XVI Notes, which were partiallysubscribed with Series IX Notes, the Company announced that it will proceed to cancel the Notes detailed below:

●
Series IX Notes:


Issuance Date: November 12, 2020

Maturity Date: March 1, 2023

Nominal Value originally issued: USD 81 million

Nominal Value to be cancelled: USD 22.5 million

Nominal Value under circulation: USD 58 million

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction
We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at December 31, 2022, the unaudited condensed interim consolidated statements of income and other comprehensive income for the six month period and three month period ended December 31, 2022, the unaudited condense interim consolidated statements of changes in shareholders’ equity and of cash flows for the six month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2022 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review
Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion
On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Report on compliance with current regulations
In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2022;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
at December 31, 2022 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 83,115,169, which was not due at that date.

Autonomous City of Buenos Aires, February 8, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V. 1 F. 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 134 F. 85
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078	Noemí I. Cohn Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 116 F. 135

Free translation from the original prepared in Spanish for publication in Argentina

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2022and for the six and three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2022and June 30, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2022	06.30.2022
ASSETS
Non-current assets
Investment properties	7	298,377	322,024
Property, plant and equipment	8	2,860	2,982
Trading properties	9	2,066	2,007
Intangible assets	10	4,563	4,338
Rights of use assets	11	452	856
Investments in subsidiaries, associates and joint ventures	6	104,905	113,933
Income tax credit		-	13
Trade and other receivables	13	1,309	1,195
Total non-current assets		414,532	447,348
Current assets
Trading properties	9	6	9
Inventories		82	77
Income tax credit		84	52
Trade and other receivables	13	15,717	10,928
Investments in financial assets	12	20,593	23,459
Cash and cash equivalents	12	1,577	15,004
Total current assets		38,059	49,529
TOTAL ASSETS		452,591	496,877
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		234,657	227,602
TOTAL SHAREHOLDERS’ EQUITY		234,657	227,602
LIABILITIES
Non-current liabilities
Trade and other payables	14	3,981	3,763
Borrowings	15	45,243	28,925
Deferred income tax liabilities	16	106,360	116,313
Provisions	17	264	273
Total non-current liabilities		155,848	149,274
Current liabilities
Trade and other payables	14	8,245	9,012
Salaries and social security liabilities		363	648
Borrowings	15	53,321	89,611
Derivative financial instruments		-	20,522
Provisions	17	157	207
Lease liabilities		-	1
Total current liabilities		62,086	120,001
TOTAL LIABILITIES		217,934	269,275
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		452,591	496,877

The accompanying notes are an integral part of these Financial Statements.

.. AlejandroG. Elsztain VicePresident II
1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements ofIncome and Other Comprehensive Income
for the six and three-month periods ended December 31, 2022 and 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.2022	12.31. 2021	12.31. 2022	12.31. 2021
Revenues	18	19,070	14,917	10,218	14,829
Costs	19	(6,520)	(5,556)	(3,394)	(5,447)
Gross profit		12,550	9,361	6,824	9,382
Net (loss)/ gain from fair value adjustment of investment properties	7	(22,504)	46,296	(16,738)	48,114
General and administrative expenses	19	(2,788)	(2,807)	(1,515)	(2,450)
Selling expenses	19	(781)	(1,286)	(453)	(1,221)
Other operating results, net	20	277	(86)	277	(128)
(Loss)/ Profit from operations		(13,246)	51,478	(11,605)	53,697
Share of (loss)/ profit of subsidiaries, associates and joint ventures	6	(1,951)	(2,320)	(1,882)	1,111
(Loss)/ Profit before financial results and income tax		(15,197)	49,158	(13,487)	54,808
Finance income	21	48	185	18	167
Finance costs	21	(4,347)	(7,328)	(2,208)	(6,198)
Other financial results	21	1,562	16,010	511	13,135
Inflation adjustment	21	8,521	1,095	3,803	1,464
Financial results, net		5,784	9,962	2,124	8,568
(Loss)/ Profit before income tax		(9,413)	59,120	(11,363)	63,376
Income tax	16	24,503	(9,692)	25,089	(12,652)
Profit for the period		15,090	49,428	13,726	50,724

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results of subsidiaries, associates and joint ventures		(572)	(820)	(285)	(472)
Total other comprehensive loss for the period (i)		(572)	(820)	(285)	(472)
Total comprehensive income for the period		14,518	48,608	13,441	50,252

Profit per share for the period (ii)
Basic		18.85	61.10	17.14	62.70
Diluted		16.92	55.47	15.39	56.93

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
The basic profitper share has been calculated using 800,680,810 shares at12.31.22 and 808,898,749 at12.31.21. If 800,680,810 shares had been used for the calculation, the profit per share would be ARS$ 61.73for12.31.21. The diluted profit per share has been calculated using 892,063,760 shares at 12.31.22 and 890,815,983 at 12.31.21. If 892,063,760 shares had been used for the calculation, the profit per share would be ARS $ 55.41 for 12.31.2021 See Note 17 to the Annual Financial Statements as of June 30, 2022.

The accompanying notes are an integral part of these Financial Statements.

.. AlejandroG. Elsztain VicePresident II

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Warrants (2)	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2022	805	6	49,409	94,303	348	4,171	4,461	33,141	(3,058)	44,016	227,602
Profit for the period	-	-	-	-	-	-	-	-	-	15,090	15,090
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(572)	-	(572)
Repurchase of treasury shares	(5)	5	-	-	-	-	-	-	(807)	-	(807)
Exercise of warrants	-	-	-	3	-	(1)	-	-	-	-	2
Reserve for share-based payments	-	-	-	-	(3)	-	-	-	3	-	-
Dividends distribution	-	-	-	-	-	-	-	-	-	(6,209)	(6,209)
Shareholders’ meeting held as of 10.28.22	-	-	-	-	-	-	2,201	-	36,723	(38,924)	-
Other changes in shareholders’ equity	-	-	-	-	-	-	-	-	(449)	-	(449)
Balance as of December 31, 2022	800	11	49,409	94,306	345	4,170	6,662	33,141	31,840	13,973	234,657

(1) IncludesARS 1 ofinflation adjustment of treasury shares. See Note 17of Consolidated Financial Statements as of June 30, 2022.
(2) As of December 31, 2022, the remaining warrants to exercise amount to 79.939.561, equivalent to the same number of shares. See Note 28 to the interim condensed consolidated financial statements.
(3) The composition of other reserves of the Company as of December 31, 2022 is as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currency translation adjustment	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(1,064)	5,963	721	1,913	(10,591)	(3,058)
Other comprehensive loss for the period	-	-	(397)	-	(175)	(572)
Repurchase of treasury shares	(807)	-	-	-	-	(807)
Reserve for share-based payments	4	-	-	-	(1)	3
Shareholders’ meeting held as of 10.28.22	-	-	-	36,723	-	36,723
Other changes in shareholders’ equity	-	-	(433)	-	(16)	(449)
Balance as of December 31, 2022	(1,867)	5,963	(109)	38,636	(10,783)	31,840

(i)
Includes revaluation surplus

There are no cumulative unpaid dividends on preferred shares

The accompanying notes are an integral part of these Financial Statements.

.. AlejandroG. Elsztain VicePresident II

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Warrants (2)	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2021	657	2	49,265	56,564	347	4,174	3,762	33,141	69,781	(72,013)	145,680
Profit for the period	-	-	-	-	-	-	-	-	-	49,428	49,428
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(820)	-	(820)
Exercise of warrants (2)	-	-	-	8	-	(2)	-	-	-	-	6
Incorporated by merger	152	-	144	38,002	-	-	699	-	(101)	(4,991)	33,905
Shareholders’ meeting held as of 10.21.21	-	-	-	-	-	-	-	-	(72,009)	72,009	-
Balance as of December 31, 2021	809	2	49,409	94,574	347	4,172	4,461	33,141	(3,149)	44,433	228,199

(1) IncludesARS 1 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2022.
(2) As of December 31, 2021, the remaining warrants to exercise amount to 79,964,078, equivalent to the same number of shares. See Note 29 to the interim condensed consolidated financial statements.
(3) The composition of Other reserves of the Company as of December 31, 2021is as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currency translation adjustment	Special reserve	Other reserves	Total other reserves
Balance as of June 30, 2021	(600)	5,963	1,519	73,922	(11,023)	69,781
Other comprehensive loss for the period	-	-	(820)	-	-	(820)
Incorporated by merger	-	-	(27)	-	(74)	(101)
Shareholders’ meeting held as of 10.21.21	-	-	-	(72,009)	-	(72,009)
Balance as of December 31, 2021	(600)	5,963	672	1,913	(11,097)	(3,149)

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Financial Statements.

. AlejandroG. Elsztain VicePresident II

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statementsof Cash Flows
for the six-month periods ended December 31, 2022 and 2021
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2022	12.31.2021
Operating activities (1)
Profit for the period		15,090	49,428
Adjustments:
Income tax	16	(24,503)	9,692
Amortization and depreciation	19	739	682
Gain from disposal of trading properties		(321)	-
Financial results, net		(5,632)	(9,621)
Increase in trading properties	9	(82)	-
Net loss/ (gain) from fair value adjustment of investment properties	7	22,504	(46,296)
Share of loss of subsidiaries, associates and joint ventures	6	1,951	2,320
Gain from disposal of intangible assets		-	(150)
Provisions and allowances		801	995
Management fees		-	(175)
Increase in inventories		(5)	(2)
(Decrease)/ Increase in salaries and social security liabilities		(285)	21
Decrease in trade and other receivables		275	164
Use of provisions		(23)	(88)
Decrease in trade and other payables		(2,213)	(1,023)
Net cash flow generated from operating activities before income tax paid		8,296	5,947
Income tax paid		(18)	-
Net cash flow generated from operating activities		8,278	5,947
Investing activities (1)
Capital contributions to subsidiaries, associates and joint ventures	6	(83)	(674)
Acquisition of investment properties		(1,056)	(2,472)
Acquisition of property, plant and equipment	8	(50)	(56)
Acquisition of intangible assets	10	(1)	(6)
Increase of investments in financial assets		(6,702)	(2,141)
Proceeds from sale of investment properties		2,128	8,957
Proceeds from sale of properties, plant and equipment		9	-
Proceeds from sale of intangible assets		-	220
Proceeds from loans granted to related parties		1	-
Derivative financial instruments, net		(2)	-
Decrease in derivative financial instruments		-	(19)
Increase in loans granted to related parties		(128)	-
Proceeds from sale of investments in financial assets		8,574	2,421
Capital contributions to subsidiaries, associates and joint ventures pending subscription		(1)	-
Proceeds from loans granted to related parties		-	10
Interest collected		86	201
Dividends received		1,027	547
Net cash flow generated from investing activities		3,802	6,988
Financing activities (1)
Payment of short-term loans, net		(3,287)	(925)
Borrowings obtained		-	803
Payment of loans		-	(1,044)
Interests paid		(4,863)	(7,001)
Loans obtained from subsidiaries, associates and joint ventures		711	448
Payment of loans from subsidiaries, associates and joint ventures		(22)	(10)
Payment of finance leases		(2)	-
Repurchase of treasury shares		(807)	-
Exercise of warrants		2	-
Payment of NCN		(13,022)	(8,877)
Issuance of NCN		-	12,451
Repurchase of non-convertible notes		-	(5,205)
Dividends paid		(4,156)	-
Net cash flow used in financing activities		(25,446)	(9,360)
(Decrease)/ increase in cash and cash equivalents, net		(13,366)	3,575
Cash and cash equivalents at the beginning of the period	12	15,004	1,262
Cash and cash equivalents incorporated by merger		-	127
Foreign exchange gain in cash and changes in fair value of cash equivalents		31	279
Inflation adjustment		(106)	(51)
Cash and cash equivalents at the end of the period	12	1,563	5,192

(1)
See operations that do not affect cash flows in Note 24 to these financial statements.

.. AlejandroG. Elsztain VicePresident II

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed InterimSeparate Financial Statements
(All amounts in millions, exceptotherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Carlos Della Paolera 261, 9th. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires.Directly and indirectly, it also participates in the operation of shopping malls. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops branded hotels across Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February8, 2023.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statementsas of June 30, 2022 and the Financial Statements of Fusion as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six months ended December 31, 2022 and 2021 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended December 31, 2022, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18:

Price variation	December 31, 2022 (six-month accumulated)
43%

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of December 31, 2022 were restated in accordance with IAS 29.

2.2. Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2022. The main accounting policies are described in Note 2 of those Annual Financial Statements.

2.3.
Comparability of information

The amounts as of June 30, 2022 and December 31, 2021, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (note 2.1).Certain items from prior periods have been reclassified for consistency purposes.

See note 4.1 to the present financial statements and note 29 to the Unaudited Condensed Interim Consolidated Financial Statementsas of June 30, 2022.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2022, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the six-month period ended December 31, 2022 in Note 4 to the interim condensed consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2022. There hasbeen no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include Tyrus S.A., Panamerican Mall S.A. and Torodur S.A..The main associates include BHSA. The main joint ventures include Cyrsa S.A., Puerto Retiro S.A. and Quality S.A.

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the six-month period ended December 31, 2022and for the year ended June 30, 2022:

	12.31.2022	06.30.2022
Beginning of period / year	113,812	164,963
Share of loss	(1,951)	(1,863)
Other comprehensive loss	(572)	(771)
Capital contributions (Note 22)	155	1,103
Incorporated by merger (iii)	-	(47,137)
Dividends (Note 22)	(1,277)	(2,474)
Decrease in participation (ii)	(4,981)	-
Other changes in subsidiaries’ equity	(449)	-
Others	-	(9)
End of the period / year (i)	104,737	113,812

(i)
Includes ARS (168) as of December 31, 2022 and ARS (121) as of June 30, 2022 reflecting interests in companies with negative equity, which were disclosed in “provisions”
(ii)
Corresponds to the Efanur´s liquidation.
(iii)
Incorporation by merger with IRSA CP. See Note 4.1. to the annual financial statements as of June 30, 2022

Name of the entity	% ownership interest		% ownership interest		Company’s interest in comprehensive (loss) / income
Subsidiaries	12.31.2022	12.31.2022	12.31.2022	12.31.2022	12.31.2022	12.31.2022
Tyrus S.A.	100.00%	100.00%	5,316	7,720	(2,623)	(477)
Efanur S.A.(*)	-	100.00%	-	5,631	(141)	(90)
Ritelco S.A.	100.00%	100.00%	2,356	2,299	213	(82)
Inversora Bolívar S.A.	96.57%	96.57%	2,362	2,149	212	(62)
E-Commerce Latina S.A.	98.93%	98.93%	3,601	3,434	167	(129)
Palermo Invest S.A.	97.34%	97.34%	2,898	2,688	209	(62)
Nuevas Fronteras S.A.	76.34%	76.34%	1,044	933	111	(101)
Llao Llao Resort S.A.	50.00%	50.00%	1,026	1,022	5	(84)
Hoteles Argentinos SAU	100.00%	100.00%	575	569	6	(62)
Liveck S.A.	9.30%	9.30%	256	220	35	(18)
Panamerican Mall S.A. (8)	80.00%	80.00%	46,565	49,265	(2,055)	(193)
Torodur S.A. (8)	100.00%	100.00%	14,851	14,719	133	(1,683)
Arcos del Gourmet S.A. (8)	90.00%	90.00%	5,077	4,820	592	84
Shopping Neuquén S.A. (8)	99.95%	99.95%	4,670	4,480	191	146
Centro de Entretenimientos La Plata S.A. (5)(6)(8)	95.40%	95.40%	1,464	1,386	(74)	(14)
We Are Appa S.A. (8)	93.63%	93.63%	83	306	(221)	(374)
Entertainment Holdings S.A. (8)	70.00%	70.00%	490	147	343	160
Emprendimiento Recoleta S.A. (3)(8)	53.68%	53.68%	111	112	(1)	(41)
Entretenimiento Universal S.A. (4)(8)	3.75%	3.75%	(1)	(1)	1	2
Fibesa S.A. (4)(8)	97.00%	97.00%	(167)	(120)	281	111
Associates
BHSA (1) (2)	4.93%	4.93%	2,411	2,202	207	(59)
BACS (2)	37.72%	37.72%	975	1,012	(37)	(29)
GCDI S.A.( Ex TGLT S.A.) (7)(8)(9)	27.82%	27.82%	1,149	1,163	(14)	(333)
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	50.00%	50.00%	1,683	1,137	546	329
Cyrsa S.A.	50.00%	50.00%	104	109	(5)	(16)
Quality Invest S.A. (8)	50.00%	50.00%	5,030	5,520	(490)	(84)
Nuevo Puerto Santa Fe S.A. (6)(8)	50.00%	50.00%	808	890	62	21
Total subsidiaries, associates and joint ventures			104,737	113,812	(2,347)	(3,140)

IRSA Inversiones y Representaciones Sociedad Anónima

				Latest financial information issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit/ (Loss) for the period	Shareholders’ equity
Subsidiaries
Tyrus	Uruguay	Investment	21,365,969,546	12,213	1,096	5,209
Efanur (*)	Uruguay	Investment	461,751,428	133	27	4,979
Ritelco S.A.	Uruguay	Investment	453,321,176	94	211	2,357
Inversora Bolívar S.A.	Argentina	Investment	1,725,502,782	1,787	220	2,446
E-Commerce Latina S.A.	Argentina	Investment	1,710,302,484	1,729	168	3,633
Palermo Invest S.A.	Argentina	Investment	1,324,755,303	1,363	214	2,523
Nuevas Fronteras S.A.	Argentina	Hotel	38,068,999	50	121	1,763
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	10	2,053
Hoteles Argentinos SAU	Argentina	Hotel	685,978,099	767	6	609
Liveck S.A.	Islas Vírgenes Británicas	Investment	54,690,725	724	386	1,936
Panamerican Mall S.A. (8)	Argentina	Real estate	397,661,430	497	(2,671)	58,206
Torodur S.A.(8)	Uruguay	Investment	581,675,948	1,884	131	14,864
Arcos del Gourmet S.A. (8)	Argentina	Real estate	72,973,903	81	658	5,641
Shopping Neuquén S.A. (8)	Argentina	Real estate	37,819,875	54	191	4,673
Centro de Entretenimiento La Plata S.A. (5)(6)(8)	Argentina	Real estate	25,853	95	19	510
We Are Appa S.A. (8)	Argentina	Developer	484,832,538	518	(242)	(172)
Entertainment Holdings S.A. (8)	Argentina	Investment	32,503,379	46	387	1,040
Emprendimiento Recoleta S.A. (3)(8)	Argentina	Real estate	13,449,990	25	(1)	206
Entretenimiento Universal S.A.(8)	Argentina	Event organization and others	825	-	22	(20)
Fibesa S.A.(8)	Argentina	Real estate	(i)	2	348	533
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	4,178	48,889
BACS (2)	Argentina	Financial	33,125,751	88	(97)	2,585
GCDI ( Ex TGLT S.A.) (7)(8)(9)	Argentina	Real estate	257,330,595	915	(1,805)	4,131
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	Argentina	Hotel	500,000	1	1,091	3,366
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	(10)	209
Quality Invest S.A. (8)	Argentina	Real estate	1,421,672,293	2,843	(979)	9,841
Nuevo Puerto Santa Fe S.A. (6)(8)	Argentina	Real estate	13,875,000	28	124	1,542

(1)
Considered significant. See Notes 7 and8 to the Annual Consolidated Financial Statements.
(2)
Information as of December 31, 2022 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of December 31, 2022 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of December 31, 2022 amounts to ARS18.50. See Note 8 to the Consolidated Financial Statements as of June 30, 2022.
(3)
Concession ended on November 18, 2018. As of December 31, 2022, is in liquidation.
(4)
Included in provisions
(5)
Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(6)
Nominal value per share ARS 100.
(7)
See note 4 to the Annual Consolidated Financial Statements as of June 30, 2022.
(8)
Incorporation by merger with IRSA CP, SeeNote 4.1to the Annual Consolidated Financial Statements as of June 30, 2022.
(9)
Unaudited financial information as of December 31, 2022.
(i)
Corresponds to 2,323,126 shares. Nominal value per share ARS 1 with 5 votes rights.
(*) Company liquidated as of October 31, 2022.

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2022 and for the year ended June 30, 2022 were as follows:

	12.31.2022		06.30.2022
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	229,034	92,990	8,681	81,959
Additions	287	758	10,325	2,461
Disposals	(2,179)	-	(41,631)	-
Transfers	(601)	591	82,461	(81,633)
Incorporated by merger (ii)	-	-	141,062	97,146
Net (loss)/ gain from fair value adjustment	(18,458)	(4,046)	28,141	(6,956)
Additions of capitalized leasing costs	1	10	21	26
Amortization of capitalized lease costs (i)	(4)	(6)	(26)	(13)
Fair value at the end of the period / year	208,080	90,297	229,034	92,990

(ii)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income and Other Comprehensive Income (Note 19).
(iii)
Incorporation by merger with IRSA CP, Note 4.1to the Annual Consolidated Financial Statements as of June 30, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

The balance by type of investment property of the Company as of December 31, 2022and June 30, 2022 is presented below:

	12.31.2022	06.30.2022
Offices and other rental properties	46,526	52,534
Land reserve	154,294	168,008
Properties under development	158	758
Shopping malls	97,399	100,724
	298,377	322,024

The following amounts have been recognized in the Statements of Comprehensive Income and Other Comprehensive Income:

	12.31.2022	06.30.2022
Sales (Note 18)	18,725	14,672
Rental and services´ costs (Note 19)	(6,400)	(5,294)
Cost of sales and developments (Note 19)	(51)	(111)
Net unrealized (loss)/ gain from fair value adjustment on investment properties	(23,605)	42,247
Net realized gain from fair value adjustment on investment properties (i)	1,101	4,049

(i)
As of December 31, 2022 corresponds ARS 62 to the realized result from fair value adjustment for the year (ARS 73for the sale of floors of Catalinas Building and (ARS 11) for the sale of parking spaces in Libertador 498) and ARS 1,039 for realized result from fair value adjustment made in previous years (ARS 991 for the sale of floors of Catalinas Building, and ARS 48 for the sale of parking spaces in Libertador 498). As of December 31, 2021, (ARS 123) corresponds to the result for changes in the fair value realized for the period ((ARS 146) for the sale for the sale of Casona Hudson, (ARS 31) for the sale of Merlo Plot and (ARS 35) for the sale of Mariano Acosta Plot), (ARS 154) for the sale of parking spaces in Libertador 498, ARS 243 for the sale of floors of Catalinas Building and ARS 4,172for the result of changes in fair value made in previous years for the sale (ARS 171 for the sale of Casona Hudson, ARS 150 for the saleof Merlo Plot and ARS 142 for the sale of Mariano Acosta Plot, ARS 316 for the sale of parking spaces in Libertador 498 buildingand ARS3,393 for the sale of floors of Catalinas Building).

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2022. There were no changes to the valuation techniques.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2022 and for the year endedJune 30, 2022 were as follows:

	12.31.2022						06.30.22
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total	Total
Costs	4,295	977	5,352	72	3	10,699	1,536
Accumulated depreciation	(1,770)	(803)	(5,072)	(72)	-	(7,717)	(1,462)
Net book amount at the beginning of the period / year	2,525	174	280	-	3	2,982	74
Additions	-	21	28	-	1	50	73
Disposals	(9)	-	-	-	-	(9)	(2)
Transfers	(2)	-	12	-	-	10	(34)
Depreciation (Note 19)	(62)	(15)	(96)	-	-	(173)	(285)
Incorporated by merger (i)	-	-	-	-	-	-	3,156
Balances at the end of the period / year	2,452	180	224	-	4	2,860	2,982
Costs	4,284	998	5,392	72	4	10,750	10,699
Accumulated depreciation	(1,832)	(818)	(5,168)	(72)	-	(7,890)	(7,717)
Net book amount at the end of the period / year	2,452	180	224	-	4	2,860	2,982

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Consolidated Financial Statements as of June 30, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima
9.
Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2022 and for the year ended June 30, 2022 were as follows:

	12.31.2022			06.30.2022
	Completed properties	Undevelopedproperties	Total	Total
Beginning of the period / year	285	1,731	2,016	1,654
Additions	-	82	82	52
Disposals	(3)	(23)	(26)	-
Incorporated by merger (i)	-	-	-	310
End of the period / year	282	1,790	2,072	2,016
Non-current			2,066	2,007
Current			6	9
Total			2,072	2,016

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Consolidated Financial Statements as of June 30, 2022.

10.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2022and for the year ended June 30, 2022 were as follows:

	12.31.2022			06.30.2022
	Computer software	Future units to be received from barters	Total	Total
Costs	1,752	4,160	5,912	2,238
Accumulated amortization	(1,574)	-	(1,574)	(82)
Net book amount at the beginning of the period / year	178	4,160	4,338	2,156
Additions	2	332	334	7
Disposals	-	-	-	(411)
Amortization (Note 19)	(109)	-	(109)	(157)
Incorporated by merger (i)	-	-	-	2,743
Balances at the end of the period / year	71	4,492	4,563	4,338
Costs	1,754	4,492	6,246	5,912
Accumulated amortization	(1,683)	-	(1,683)	(1,574)
Net book amount at the end of the period / year	71	4,492	4,563	4,338

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Consolidated Financial Statements as of June 30, 2022.

11.
Rights of use assets

Changes in Company’s rights of use assets for the six-month period ended December 31, 2022and for the year ended June 30, 2022 were as follows:

	12.31.2022	06.30.2022
Shopping malls	452	853
Machinery and equipment	-	3
Total rights of use assets	452	856
Non-current	452	856
Total	452	856

The charges to income related to rights of use assets were the following:

	12.31.2022	06.30.2022
Shopping malls	444	425
Machinery and equipment	3	4
Others	-	14
Total amortization and depreciation (Note 19)	447	443

IRSA Inversiones y Representaciones Sociedad Anónima

12.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2022.

Financial assets and financial liabilities as of December 31, 2022and June 30, 2022are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
December 31, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	14,955	-	14,955	2,923	17,878
Investments in financial assets:
- Public companies’ securities	-	376	376	-	376
- Mutual funds	-	16,137	16,137	-	16,137
- Bonds	-	4,080	4,080	-	4,080
Cash and cash equivalents:
- Cash at bank and on hand	211	-	211	-	211
- Short- term investments	-	1,366	1,366	-	1,366
Total	15,166	21,959	37,125	2,923	40,048

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total

December 31, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 14)	3,402	3,402	8,824	12,226
Borrowings (Note 15)	98,564	98,564	-	98,564
Total	101,966	101,966	8,824	110,790

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	10,040	-	10,040	3,159	13,199
Investments in financial assets:
- Public companies’ securities	-	253	253	-	253
- Mutual funds	-	19,460	19,460	-	19,460
- Bonds	-	3,746	3,746	-	3,746
Cash and cash equivalents:
- Cash at bank and on hand	11,772	-	11,772	-	11,772
- Short-term investments	-	3,232	3,232	-	3,232
Total	21,812	26,691	48,503	3,159	51,662

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total

June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 14)	4,797	4,797	7,978	12,775
Borrowings (Note 15)	118,536	118,536	-	118,536
Total	123,333	123,333	7,978	131,311

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 15). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

As of December 31, 2022, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima
13.
Trade andother receivables

Company’s trade and other receivables, as of December 31, 2022and June 30, 2022are comprised as follows:

	12.31.2022	06.30.2022
Sales, leases and services receivables	7,640	8,174
Less: Allowance for doubtful accounts	(852)	(1,076)
Total trade receivables	6,788	7,098
Borrowings granted, deposits and others	7,523	2,285
Advanced payments	1,394	1,200
Tax credits	793	834
Prepaid expenses	350	403
Long-term incentive plan	15	21
Others	163	282
Total other receivables	10,238	5,025
Total trade and other receivables	17,026	12,123
Non-current	1,309	1,195
Current	15,717	10,928
Total	17,026	12,123

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.2022	06.30.2022
Beginning of period /year	1,076	21
Additions	65	328
Disposals / Recoveries	(72)	(336)
Used during the period / year	-	(16)
Incorporated by merger (i)	-	1,693
Currency translation adjustment	115	92
Inflation adjustment	(332)	(706)
End of the period / year	852	1,076

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Consolidated Financial Statements as of June 30, 2022.

The additions, disposals and recoveries of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 19). Amounts charged to the allowance for doubtful accounts are generally written offwhen there is no expectation of recovery.

14.
Trade and other payables

Company’s trade and other payables as of December 31, 2022and June 30, 2022were as follows:

	12.31.2022	06.30.2022
Customers´ advances (*)	2,756	3,342
Trade payables	1,713	1,571
Accrued invoices	953	1,358
Admission rights	3,981	3,169
Other income to be accrued	103	109
Tenant deposits	41	53
Total trade payables	9,547	9,602
Director´s fees	443	880
Long-term incentive plan	3	4
Tax amnesty plans	50	40
Other payables	249	933
Other tax payables	1,934	1,316
Total other payables	2,679	3,173
Total trade and other payables	12,226	12,775
Non-current	3,981	3,763
Current	8,245	9,012
Total	12,226	12,775

(*) As of December 31, 2022corresponds mainly to admission rights and rents collected in advance, which accrue in an average term of 3 to 5 years.

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Borrowings

Company’s borrowings as of December 31, 2022and June 30, 2022are comprised as follows:

	Book value as of 12.31.2022	Book value as of 06.30.2022	Fair value as of 12.31.2022	Fair value as of 06.30.2022
NCN	77,846	94,585	74,687	89,150
Related parties (Note 22)	16,535	15,801	16,391	15,626
Bank overdrafts	4,183	8,150	4,183	8,150
Total borrowings	98,564	118,536	95,261	112,926
Non-current	45,243	28,925
Current	53,321	89,611
Total	98,564	118,536

See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

16.
Currents and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	12.31.2022	12.31.2021
Deferred income tax	9,953	(8,810)
Current income tax	14,550	(882)
Income tax	24,503	(9,692)

Below is a reconciliation between income tax recognized and the amount which would arisefromapplying the prevailing tax rate on profit before income taxfor the six-month periods ended December 31, 2022 and 2021:

	12.31.2022	12.31.2021
Net income at tax rate (i)	3,295	(20,692)
Permanent differences:
Share of loss of subsidiaries, associates and joint ventures	(683)	(812)
Difference between provision and tax return	11,311	403
Recovery/ (provision) of tax loss carry forwards	(10,382)	7,599
Tax inflation adjustment	(5,128)	(7,365)
Inflation adjustment	11,534	11,171
Non-deductible expenses and others	14,556	4
Income tax	24,503	(9,692)

(i) The income tax rate applicable as of December 31, 2022 and 2021 is 35%. See note 19 to the interim condensed consolidated financial statements.
Changes in the deferred tax account are as follows:

	12.31.2022	06.30.2022
Beginning of the period / year	(116,313)	(45,352)
Income tax charge	9,953	19,332
Incorporated by merger (i)	-	(90,014)
Revaluation surplus	-	(279)
End of the period / year	(106,360)	(116,313)

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Consolidated Financial Statements as of June 30, 2022.

See Note 19 to the interim condensed consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Provisions

The table below presents the changes in the Company's provisionsas of December 31, 2022and June 30, 2022were as follows:

	12.31.2022			06.30.2022
	Investments in associates and joint ventures	Labor, legal and other claims	Total	Total
Beginning of period / year	121	359	480	142
Additions (i)	-	127	127	325
Decreases (i)	-	(92)	(92)	(104)
Used during the period / year	-	(23)	(23)	(113)
Incorporated by merger (ii)	-	-	-	322
Inflation adjustment	-	(118)	(118)	(213)
Share of loss	47	-	47	121
End of period / year	168	253	421	480
Non-current			264	273
Current			157	207
Total			421	480

(i)
Additions and decreases in labor, legal and other claims are included in "Other operating results, net”.
(ii)
Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Consolidated Financial Statements as of June 30, 2022.

18.
Revenues

	12.31.2022	12.31.2021
Base rent	6,067	5,217
Contingent rent	5,964	4,996
Admission rights	1,073	781
Parking fees	486	253
Property management fees	124	134
Others	21	82
Averaging of scheduled rent escalation	(67)	(545)
Rentals and services income	13,668	10,918
Sale of trading properties	345	245
Total revenues from sales, rentals and services	14,013	11,163
Expenses and collective promotion funds	5,057	3,754
Total revenues from expenses and collective promotion funds	5,057	3,754
Total revenues	19,070	14,917

19.
Expenses by nature

The Company discloses expenses in theStatements of Income and OtherComprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	12.31.2022	12.31.2021
Salaries, social security costs and other personnel expenses	1,504	1,263	139	2,906	3,008
Maintenance, security, cleaning, repairs and others	1,929	130	2	2,061	1,841
Taxes, rates and contributions	527	3	456	986	1,469
Advertising and other selling expenses	1,763	-	109	1,872	991
Director´s fees (Note 22)	-	771	-	771	721
Amortization and depreciation	561	176	2	739	682
Fees and payments for services	25	299	69	393	407
Leases and services’ charges	139	63	5	207	216
Traveling, transportation and stationery expenses	27	41	6	74	120
Cost of sales of trading properties	26	-	-	26	78
Allowance for doubtful accounts (charge and recovery, net) (Note 13)	-	-	(7)	(7)	74
Bank expenses	-	42	-	42	27
Others	19	-	-	19	15
Total expenses by nature as of 12.31.2022	6,520	2,788	781	10,089	-
Total expenses by nature as of 12.31.2021	5,556	2,807	1,286	-	9,649

(i)
For the six-month period ended December 31, 2022, includes ARS6,400 of rental and services costs and ARS120of costs of sales and developments, of which ARS51 corresponds to investment properties and ARS69to trading properties.For the six-month period ended December 31, 2021, includes ARS5,295 whichcorresponds torental and services costs andARS261tocosts of sales and developments, of which ARS111corresponds to investment properties and ARS150to trading properties.

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Other operating results, net

	12.31.2022	12.31.2021
Lawsuits and other contingencies (i)	(37)	(201)
Donations	(54)	(66)
Administration fees	205	175
Interest and allowances generated by operating assets	170	129
Others	(7)	(123)
Total other operating results, net	277	(86)

(i)
Includes legal costs and expenses.

21.
Financial results, net

	12.31.2022	12.31.2021
Interest income	48	185
Total finance income	48	185
Interest expense	(4,060)	(6,730)
Other finance costs	(287)	(598)
Total finance costs	(4,347)	(7,328)
Net exchange difference	1,504	13,509
Fair value net gain from financial assets and liabilities at fair value through profit or loss, net	334	1,288
(Loss)/ gain from derivative financial instruments, net	(3)	2
Gain from repurchase of non-convertible notes	1	1,184
Other financial results	(274)	27
Total other financial results	1,562	16,010
Inflation adjustment	8,521	1,095
Total financial results, net	5,784	9,962

IRSA Inversiones y Representaciones Sociedad Anónima

22.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2022 and June 30, 2022:

Item	12.31.2022	06.30.2022
Rights of use assets	452	853
Trade and other receivables	7,704	2,708
Investments in financial assets	2,114	2,473
Trade and other payables	(1,266)	(2,141)
Borrowings	(16,535)	(15,801)
Total	(7,531)	(11,908)

Related parties	12.31.2022	06.30.2022	Operation description
Cresud S.A.C.I.F. y A.	5	7	Leases and / or rights of use receivable
	2,114	2,473	Bonds
	(233)	(596)	Rentals and services received
	(305)	(291)	Invoices to be received
	(3)	(4)	Long-term incentive plan payable
	(1)	(2)	Other liabilities
Total parent company	1,577	1,587
Shopping Neuquen S.A.	452	853	Rights of use assets
	1	50	Leases and / or rights of use receivable
	224	280	Borrowings granted
	(2)	-	Rentals and services received
Panamerican Mall S.A.	75	129	Leases and / or rights of use receivable
	1	2	Long-term incentive plan
	(25)	(11)	Other liabilities
Arcos del Gourmet S.A.	31	58	Leases and / or rights of use receivable
	-	-	Rentals and services received
	(1)	(7)	Other liabilities
Nuevo Puerto Santa Fe S.A.	21	23	Leases and / or rights of use receivable
	1	1	Long-term incentive plan
	-	(3)	Rentals and services received
	-	(3)	Other liabilities
Fibesa S.A.	1	4	Leases and / or rights of use receivable
	6	-	Borrowings granted
	13	18	Long-term incentive plan
	(2)	-	Other liabilities
	(118)	(119)	Non-Convertible Notes
	-	(5)	Loans received
E-Commerce Latina S.A.	(983)	(985)	Loans received
Ogden Argentina S.A.	5	7	Leases and / or rights of use receivable
	660	653	Borrowings granted
Entretenimiento Universal S.A.	88	87	Borrowings granted
Torodur S.A.	(3)	(4)	Other liabilities
	(798)	(1,274)	Non-Convertible Notes
	(10,067)	(10,083)	Loans received
Ritelco S.A.	8	4	Leases and / or rights of use receivable
	(63)	(63)	Loans received
Efanur S.A. (*)	-	(392)	Loans received
Centro de Entretenimientos La Plata S.A.	-	86	Contributions to be integrated
	(1)	(2)	Rentals and services received
We Are Appa S.A.	-	6	Leases and / or rights of use receivable
	401	273	Borrowings granted
	(14)	(37)	Rentals and services received
Other subsidiaries, associates and joint ventures (1)	13	6	Leases and / or rights of use receivable
	1	-	Expenses paid in advance
	1	14	Advance payments
	25	37	Contributions to be integrated
	1	1	Long-term incentive plan
	(24)	(19)	Rentals and services received
	-	(12)	Invoices to be received
	(3)	(8)	Other liabilities
	-	(22)	Loans received
Total subsidiaries, associates and joint ventures	(10,075)	(10,457)

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	12.31.2022	06.30.2022	Operation description
Directors	-	-	Rentals and services received
	(442)	(879)	Directors' fees provision
Total directors	(442)	(879)
Cyrsa S.A.	(62)	(66)	Loans received
Consultores Assets Management	27	28	Leases and / or rights of use receivable
BHN Vida S.A.	(5)	(5)	Guarantee deposits received
	(66)	(67)	Non-Convertible Notes
IRSA - Galerías Pacífico S.A. U.T.	1	2	Leases and / or rights of use receivable
	-	(1)	Invoices to be received
	(134)	(191)	Other liabilities
	(1,491)	(812)	Loans received
New Lipstick LLC	43	43	Leases and / or rights of use receivable
IRSA International LLC	(54)	(54)	Other liabilities
	(216)	(214)	Loans received
	310	-	Borrowings granted
Tyrus S.A.	10	6	Leases and / or rights of use receivable
	5,643	786	Borrowings granted
	(2,481)	(1,508)	Non-Convertible Notes
	(65)	-	Loans received
Helmir S.A.	(61)	(61)	Non-Convertible Notes
Real Estate Investment Group VII LP	-	(61)	Loans received
Others Related parties (2)	85	89	Leases and / or rights of use receivable
	1	1	Prepaid expenses
	2	4	Advance payments to suppliers
	-	3	Other credits
	(14)	(12)	Rentals and services received
	(22)	(23)	Non-Convertible Notes
	(42)	(46)	Loans received
Total others	1,409	(2,159)
Total	(7,531)	(11,908)

(1)
Includes Quality Invest S.A., Emprendimiento Recoleta S.A., Nuevo Puerto Santa Fe S.A., TGLT S.A. and La Rural S.A..
(2)
Includes Llao Llao Resorts S.A., Nuevas Fronteras S.A., Hoteles Argentinos SAU., Banco Hipotecario S.A., Museo de los niños, Estudio Zang, Bergel y Viñes, Inversiones Financieras del Sur S.A., Austral Gold, Agrofy S.A., BHN Seguros Generales S.A., Boulevard Norte S.A., UT La Rural S.A. - OFC S.R.L - Ogden y Enusa, Espacio Digital S.A. and Futuros y Opciones S.A..
(*) Company liquidated as of October 31, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month period ended December 31, 2022 and 2021:

Related parties	12.31.2022	12.31.2021	Operation description
Cresud S.A.C.I.F. y A.	35	58	Leases and/or rights of use
	1,040	(245)	Financial operations
	-	(631)	Corporate services
Total parent company	1,075	(818)
Arcos del Gourmet S.A.	(17)	(10)	Leases and/or rights of use
	48	43	Fees
Fibesa S.A.	1	4	Leases and/or rights of use
	-	2	Fees
	(2)	6	Financial operations
Ritelco S.A.	(2)	8	Financial operations
Torodur S.A.	(35)	1,572	Financial operations
Efanur S.A.	29	31	Financial operations
Helmir S.A	-	2	Financial operations
Tyrus S.A.	7	(72)	Financial operations
Lipstick Management	-	23	Financial operations
Shopping Neuquen S.A.	(56)	(33)	Financial operations
	(444)	(425)	Leases and/or rights of use
Ogden Argentina S.A.	(6)	(70)	Financial operations
Entretenimiento Universal S.A.	(1)	(10)	Financial operations
E-Commerce Latina S.A.	(20)	(12)	Financial operations
La Rural S.A.	(1)	-	Leases and/or rights of use
Panamerican Mall S.A.	93	82	Fees
	(32)	(8)	Leases and/or rights of use
	-	(47)	Financial operations
Emprendimiento Recoleta S.A.	(1)	2	Fees
Cyrsa S.A.	4	8	Financial operations
Centro de Entretenimientos La Plata S.A.	(2)	(4)	Leases and/or rights of use
We are Appa S.A	6	6	Fees
	6	2	Leases and/or rights of use
Nuevo Puerto Santa Fe S.A.	-	(2)	Leases and/or rights of use
	28	14	Fees
Quality Invest S.A.	6	4	Fees
	(12)	(2)	Leases and/or rights of use
Total subsidiaries, associates and joint ventures	(403)	1,114
Directors	(771)	(721)	Fees
Senior Management	-	(16)	Fees
Total Directors and Senior Management	(771)	(737)
BHN Seguros Generales S.A.	-	21	Leases and/or rights of use
BHN Sociedad de Inversión S.A.	-	8	Leases and/or rights of use
BHN Vida S.A.	-	23	Leases and/or rights of use
BACS Administradora de Activos S.A.	-	18	Leases and/or rights of use
Austral Gold	-	4	Leases and/or rights of use
	(2)	4	Fees
Consultores Assets Management	-	8	Leases and/or rights of use
	(2)	2	Fees
Hamonet S.A.	3	(4)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	7	(10)	Leases and/or rights of use
Estudio Zang, Bergel & Viñes	(26)	(33)	Fees
Banco de Crédito y Securitización S.A.	-	43	Leases and/or rights of use
Nuevas Fronteras S.A.	20	-	Financial operations
Fundación IRSA	38	(33)	Donations
	-	2	Leases and/or rights of use
Museo de los niños	(6)	(12)	Leases and/or rights of use
Fundación Puerta 18	(9)	(10)	Donations
IRSA - Galerías Pacífico S.A. U.T.	(12)	14	Financial operations
Fundación IRSA	(38)	-	Donations
Hoteles Argentinos SAU	-	2	Fees
Nuevas Fronteras S.A.	-	16	Fees
	(20)	4	Financial operations
Other subsidiaries, associates and joint ventures	(47)	67
Total at the end of the period	(146)	(374)

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the transactions with related parties without impact in resultsfor the six-month period ended December 31, 2022 and 2021:

Related parties	12.31.2022	12.31.2021	Operation description
Fibesa S.A.	329	210	Dividends received
Arcos del Gourmet S.A	336	549	Dividends received
Panamerican Mall S.A.	469	-	Dividends received
Nuevo Puerto Santa Fe S.A.	143	-	Dividends received
Totaldividends received	1,277	759
Palermo Invest S.A.	(2)	(27)	Irrevocable contributions
Inversora Bolívar S.A.	(1)	(21)	Irrevocable contributions
E-Commerce Latina S.A.	-	(243)	Irrevocable contributions
Tyrus S.A.	-	(228)	Irrevocable contributions
Hoteles Argentinos SAU	-	(62)	Irrevocable contributions
Quality Invest S.A.	-	(58)	Irrevocable contributions
Torodur S.A	-	(335)	Irrevocable contributions
Centro de Entretenimientos La Plata S.A.	(152)	-	Irrevocable contributions
Total contributions to subsidiaries	(155)	(974)

23.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 12.31.2022	Total as of 06.30.2022
Assets
Trade and other receivables
US Dollar	6.83	176.96	1,209	1,414
Euros	0.08	189.26	15	16
Receivables with related parties
US Dollar	40.84	177.16	7,236	1,914
Total Trade and other receivables			8,460	3,344
Investments in financial assets
US Dollar	11.23	176.96	1,987	1,029
Investment in financial assets with related parties
US Dollar	10.83	177.16	1,918	2,472
Total Investments in financial assets			3,905	3,501
Cash and cash equivalents
US Dollar	0.90	176.96	159	11,091
Total Cash and cash equivalents			159	11,091
Total Assets			12,524	17,936

Liabilities
Trade and other payables
US Dollar	3.61	177.16	640	594
Euros	-	189.92	-	1
Payables with related parties
US Dollar	0.38	177.16	68	87
Total Trade and other payables			708	682
Lease liabilities
US Dollar	-	177.16	-	1
Total Lease liabilities			-	1
Borrowings
US Dollar	395.48	177.16	70,064	86,217
Borrowings with related parties
US Dollar	93.02	177.16	16,480	15,794
Total Borrowings			86,544	102,011
Total Liabilities			87,252	102,694

(1)
Considering foreign currencies those that differ fromthe Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of December 31, 2022 according to Banco de la Nación Argentina records.

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Additional information

Operations not affecting cash flows	12.31.2022	12.31. 2021

Currency translation adjustment	(572)	(820)
Decrease in lease liabilities through a decrease in trade and other receivables	-	6
Decrease in income tax liabilities through an increase in provisions	-	212
Increase in dividends receivable through a decrease in investments in subsidiaries, associates and joint ventures	-	302
Decrease in dividends receivable through an increase in investments in subsidiaries, associates and joint ventures	-	16
Other changes in subsidiaries` equity	(449)	-
Issuance of NCN	26,325	-
Decrease in investment properties through an increase in property, plant and equipment	10	-
Decrease in trading properties through an increase in intangible assets	333	-
Increase in rights of use assets through an increase in lease liabilities	44	-
Decrease in investment properties through an decrease in financial assets	52	-
Decrease in investments in financial assets through a decrease in trade and other payables	244	-
Decrease in dividends receivable through an increase in investment in financial assets	7	-
Decrease in investments in subsidiaries, associates and joint ventures through decrease in other liabilities	47	-
Decrease in shareholders´ equity through decrease in investment in financial assets	2,053	-
Decrease in investments in subsidiaries, associates and joint ventures through an increase in financial assets	250	-
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	4,805	-
Decrease in investments in subsidiaries, associates and joint ventures through a decrease in borrowings	424	-
Increase in investment in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	72	-

25.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions	Note 13 Trade and other receivables and Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 19 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 23 Foreign currency assets and liabilities

26.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following provider:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
San Miguel de Tucumán 601, Carlos Spegazzini.
Torcuato Di Tella 1800, Carlos Spegazzini.
Puente del Inca 2540, Carlos Spegazzini

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Negative working capital

As of December 31, 2022, the Company presents a negative working capital of ARS 24,027, which is permanently monitored by the Shareholder meeting and the Management.

28.
Other relevant events of the period

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

29.
Subsequent events

See Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9thfloor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“the Company”), including the unaudited condensed interim separate statement of financial position at December 31, 2022, the unaudited condensed interim separate statements of income and other comprehensive income for the six month period and three month period ended December 31, 2022 and the unaudited condense interim separate statements of changes in shareholders’ equity and of cash flows for the six month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2022 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2022;

Free translation from the original prepared in Spanish for publication in Argentina

c)
at December 31, 2022 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 83,115,169, which was not due at that date.

Autonomous City of Buenos Aires, February 8, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. T° 1 F° 30
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078	Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IQ 23	IQ 22	YoY Var	6M 23	6M 22	YoY Var
Revenues	17,205	12,120	42.0%	30,890	21,527	43.5%
Result from fair value adjustment of investment properties	(21,755)	57,674	(137.7)%	(29,530)	43,731	(167.5)%
Result from operations	(16,184)	62,120	(126.1%	(17,422)	51,642	(133.7)%
Depreciation and amortization	439	349	25.8%	694	670	3.6%
EBITDA (1)	(15,745)	62,469	(125.2)%	(16,728)	52,312	(132.0)%
Adjusted EBITDA (1)	6,047	8,593	(29.6)%	13,903	12,630	10.1%
Result for the period	13,915	51,887	(73.2)%	15,436	49,712	(68.9)%
Attributable to equity holders of the parent	13,727	51,392	(73.3)%	15,090	50,105	(69.9)%
Attributable to non-controlling interest	188	495	(62.0)%	346	(393)	-
(1)
See Point XVI: EBITDA Reconciliation

Group revenues increased by 43.5% during the first half of 2023 compared to the same period in 2022, mainly due to the Shopping Centers and Hotels segments, which strongly recovered their level of activity.

Adjusted EBITDA of the rental segments reached ARS 15,471 million, ARS 12,419 million in the Shopping Centers segment, ARS 1,328 million in the office segment and ARS 1,724 million in the Hotels segment, 47.5% higher than the first half of the previous year. Total Adjusted EBITDA reached ARS 13,903 million, increasing 10.1% in the period.

The net result for the first half of fiscal year 2023 registered a gain of ARS 15,436 million compared to a gain of ARS 49,712 million in the previous fiscal year. This is mainly explained by the loss recorded due to changes in the fair value of investment properties, partially offset by better operating results and the impact of the reversal of an income tax provision due to jurisprudence regarding tax inflation adjustment.

II.Shopping Malls

Our portfolio’s leasable area totaled 336,240 sqm of GLA.Real tenants’ sales of our shopping centers reached ARS 219,473 million in the first halfof fiscal year 2023, 22.2% higher than inthe first semester of the previous fiscal year.

Portfolio’s occupancy reached 93.9%,in similar levels than the previous quarter.

Shopping Malls’ Operating Indicators

	IIQ 23	IQ 23	IVQ 22	IIIQ 22	IIQ 22
Gross leasable area (sqm)	336,240	336,240	335,666	335,690	335,279
Tenants’ sales (3 months cumulative in current currency)	119,233	100,240	101,998	82,772	106,117
Occupancy	93.9%	93.7%	93.1%	91.5%	89.1%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIQ 23	IIQ 22	YoY Var	6M 23	6M 22	YoY Var
Revenues from sales, leases, and services	8,712	6,893	26.4%	15,793	11,668	35.4%
Net result from fair value adjustment on investment properties	107	(3,591)	-	(5,897)	(11,530)	(48.9)%
Result from operations	7,027	1,345	422.5%	6,315	(3,470)	-
Depreciation and amortization	132	84	57.1%	207	191	8.4%
EBITDA (1)	7,159	1,429	401.0%	6,522	(3,279)	-
Adjusted EBITDA (1)	7,052	5,020	40.5%	12,419	8,251	50.5%
(1)
See Point XVI: EBITDA Reconciliation

Income from this segmentduring the first halfof fiscal year 2023reached ARS15,793 million, anincreaseof35.4% when compared with the same period of previous fiscal year. Adjusted EBITDA reached ARS 12,419million, 50.5% higher than in the same period of fiscal year 2022 as costs increased at a lower rate than revenues.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSAInterest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,507	140	99.1%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,163	160	98.6%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	40,254	124	86.2%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	111	93.8%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,664	91	92.1%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,296	163	89.3%	80%
Soleil	Jul-10	Province of Buenos Aires	15,734	73	100.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,457	67	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,388	85	97.8%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	34,858	136	96.4%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	128	87.5%	100%
Córdoba Shopping	Dec-06	Córdoba	15,368	103	100.0%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,531	68	97.7%	50%
Alto Comahue	Mar-15	Neuquén	11,697	89	98.0%	99.95%
Patio Olmos(5)	Sep-07	Córdoba	-	-	-
Total			336,240	1,538	93.9%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 squaremeters in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

Quarterly and cumulative tenants’ sales as of December31, 2022, compared to the same period of fiscal years 2022, 2021, 2020, and 2019

(ARS million)	IIQ 23	IIQ 22	YoY Var
Alto Palermo	16,280	13,647	19.3%
Abasto Shopping	16,799	13,050	28.7%
Alto Avellaneda	12,095	9,585	26.2%
Alcorta Shopping	9,868	9,842	0.3%
Patio Bullrich	5,167	5,050	2.3%
Buenos Aires Design(1)	-	-	0.0%
Dot Baires Shopping	9,522	8,648	10.1%
Soleil	6,147	5,956	3.2%
Distrito Arcos	8,815	7,835	12.5%
Alto Noa Shopping	4,597	4,451	3.3%
Alto Rosario Shopping	13,885	12,578	10.4%
Mendoza Plaza Shopping	6,404	6,621	-3.3%
Córdoba Shopping	4,367	4,221	3.5%
La Ribera Shopping(2)	2,007	1,889	6.2%
Alto Comahue	3,280	2,744	19.5%
Total sales	119,233	106,117	12.4%
(1) December 5, 2018, end of concession
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

(ARS million)	6M 23	6M 22	YoY Var	6M 21	6M 20	6M 19
Alto Palermo	29,147	22,306	30.7%	22,248	22,248	22,248
Abasto Shopping	31,475	21,624	45.6%	24,222	24,222	24,222
Alto Avellaneda	21,639	15,988	35.3%	21,713	21,713	21,713
Alcorta Shopping	17,154	16,283	5.3%	12,744	12,744	12,744
Patio Bullrich	9,532	8,152	16.9%	8,179	8,179	8,179
Buenos Aires Design(1)	-	-	-	-	-	1,981
Dot Baires Shopping	17,207	14,257	20.7%	18,603	18,603	18,603
Soleil	11,621	10,725	8.4%	9,382	9,382	9,382
Distrito Arcos	16,703	13,405	24.6%	8,818	8,818	8,818
Alto Noa Shopping	8,926	8,054	10.8%	7,770	7,770	7,770
Alto Rosario Shopping	25,420	21,631	17.5%	17,336	17,336	17,336
Mendoza Plaza Shopping	12,702	11,802	7.6%	13,614	13,614	13,614
Córdoba Shopping	7,756	7,196	7.8%	5,914	5,914	5,914
La Ribera Shopping(2)	3,903	3,186	22.5%	4,026	4,026	4,026
Alto Comahue	6,288	4,925	27.7%	5,525	5,525	5,525
Total sales	219,473	179,534	22.2%	180,094	180,094	182,075
(1) December 5, 2018, end of concession
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Quarterly and cumulative tenants’ sales per type of business as of December 31, 2022, compared to the same period of fiscal years 2022, 2021, 2020 and 2019(1)

(ARS million)	IIQ 23	IIQ 22	YoY Var
Department Store	-	-	-
Clothes and footwear	73,604	66,373	10.9%
Entertainment	1,979	2,145	(7.7)%
Home and decoration	2,493	2,602	(4.2)%
Restaurants	11,069	8,640	28.1%
Miscellaneous	14,906	16,364	(8.9)%
Services	1,876	1,594	17.7%
Home Appliances	13,306	8,399	58.4%
Total	119,233	106,117	12.4%

(ARS million)	6M 23	6M 22	YoY Var	6M 21	6M 20	6M 19
Department Store	-	-	-	2,876	9,679	9,805
Clothes and footwear	130,724	110,030	18.8%	47,847	102,001	100,268
Entertainment	5,821	3,787	53.7%	148	5,376	5,386
Home and decoration	4,912	4,673	5.1%	2,120	3,673	6,325
Restaurants	22,678	15,641	45.0%	4,917	19,398	19,784
Miscellaneous	26,645	27,405	-2.8%	13,078	24,204	22,960
Services	3,643	2,775	31.3%	729	1,974	2,140
Home Appliances	25,050	15,223	64.6%	9,122	14,558	15,407
Total	219,473	179,534	22.2%	80,837	180,863	182,075
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from quarterly and cumulative leases as of December 30, 2022, compared to the same period of fiscal year 2022, 2021, 2020 &2019

(ARS million)	IIQ 23	IIQ 22	YoY Var
Base rent	3,176	2,075	53.1%
Percentage rent	4,066	3,721	9.3%
Total rent	7,242	5,796	24.9%
Non-traditional advertising	183	152	20.4%
Revenues from admission rights	658	485	35.7%
Fees	69	76	(9.2)%
Parking	348	249	39.8%
Commissions	201	125	60.8%
Other	11	10	10.0%
Subtotal	8,712	6,893	26.4%
Expenses and Collective Promotion Fund	3,161	2,441	29.5%
Total	11,873	9,334	27.2%

(ARS million)	6M 23	6M 22	YoY Var	6M 21	6M 20	6M 19
Base rent	5,909	3,609	63.7%	2,608	6,746	6.213
Percentage rent	7,173	6,098	17.6%	1,362	4,243	2.681
Total rent	13,082	9,707	34.8%	3,970	10,989	8.894
Non-traditional advertising	355	244	45.5%	123	263	326
Revenues from admission rights	1,240	910	36.3%	962	1,821	1.420
Fees	136	152	-10.5%	162	189	168
Parking	649	383	69.5%	23	760	706
Commissions	308	242	27.3%	206	368	359
Other	23	30	-23.3%	267	80	503
Subtotal	15,793	11,668	35.4%	5,713	14,470	12.376
Expenses and Collective Promotion Fund	5,858	4,507	30.0%	3,002	5,696	4.372
Total	21,651	16,175	33.9%	8,715	20,166	16.748
(1)
Includes Revenues from stands for ARS 1,074.6 million cumulative as of December 2022
(2)
Includes ARS 14.4 million from Patio Olmos.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

III. Offices

According to Colliers, the quarter closes with a slight decrease in vacancy standing at 17.5%, in the Buenos Aires City premium market,while prices of A+ & A segment remain stable at average levels of USD 22.7 per sqm.

Offices’ Operating Indicators

	IIQ 23	IQ 23	IVQ 22	IIIQ 22	IIQ 22
Gross Leasable area	82,708	82,708	83,892	103,777	109,859
Total Occupancy	68.6%	68.5%	73.3%	66.4%	68.6%
Class A+ & A Occupancy	83.7%	82.0%	85.5%	74.6%	76.7%
Class B Occupancy	19.6%	24.9%	33.5%	30.9%	30.9%
Rent USD/sqm	24.8	25.0	24.5	24.6	24.9

The gross leasable area during the second quarter of fiscal year 2023 was 82,708sqm,remaining unchanged compared with previous quarter. Portfolio average A+ & A reached 83.7%, and average rental price stoodat USD/sqm24.8.

Offices’ Financial Indicators

(in ARS million)	IIQ 23	IIQ 22	YoY Var	6M 23	6M 22	YoY Var
Revenues from sales, leases and services	830	827	0.4%	1,635	2,347	(30.3)%
Net result from fair value adjustment on investment properties, PP&E e inventories	(7,333)	4,302	(270.5)%	(7,934)	1,200	(761.2)%
Profit from operations	(6,704)	4,529	(248.0)%	(6,689)	2,636	(353.8)%
Depreciation and amortization	40	81	(50.6)%	83	107	(22.4)%
EBITDA(1)	(6,664)	4,610	(244.6)%	(6,606)	2,743	(340.8)%
Adjusted EBITDA (1)	669	308	117.2%	1,328	1,543	(13.9)%
(1)
See Point XVI: EBITDA Reconciliation

During the first half of fiscal year 2023, revenues from the offices segment decreased by 30.3% and Adjusted EBITDA decreased 13.9% compared to the previous fiscal year, mainly explained by the impact of asset sales, the higher vacancy and official FX on dollarized rents. Adjusted EBITDA margin was 81.2%.

Below is information on our office segment:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	6M 23 - Rental revenues (ARS thousand) (4)
AAA & A Offices
Boston Tower	Dec-14				1,418
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	105,518
Dot Building	Nov-06	11,242	78.5%	80%	208,817
Zetta	May-19	32,173	93.9%	80%	874,692
261 Della Paolera – Catalinas(5)	Dec-20	16,832	64.8%	100%	370,165
Total AAA & A Offices		63,226	83.7%		1,560,610

B Offices
Suipacha 652/64	Dec-14	11,465	-	100%	-
Philips	Jun-17	8,017	47.6%	100%	74,188
Total B Buildings		19,482	19.6%	100%	74,188
Subtotal Offices		82,708	68.6%		1,634,798
(1) Corresponds to the total gross leasable area of each property as of December 31, 2022. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of December 31, 2022.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4)Corresponds to the accumulated income of the period.
(5) We own 46.9% of the building that has 35,872 square meters of gross leasable area.

IV. Hotels

The hotel segment continues to recover strongly. The exclusive Llao Llao resort, in the city of Bariloche, in southern Argentina, continues to register historical record income and occupancy levels. The Intercontinental and Libertador hotels that the company owns in the city of Buenos Aires are evolving favorably reaching levels prior to the pandemic.

(in ARS million)	IIQ 23	IIQ 22	YoY Var	6M 23	6M 22	YoY Var
Revenues	2,622	1,679	56.2%	4,971	2,694	84.5%
Profit from operations	772	387	99.5%	1,465	424	245.5%
Depreciation and amortization	179	138	29.7%	259	271	(4.4)%
EBITDA	951	525	81.1%	1,724	695	148.1%

During the first semesterof fiscal year 2023, Hotels segment recorded an increase in revenues of 84.5% compared with the same period of fiscal year 2022 while the segment’s EBITDA reached ARS 1,724million, a 148.1% increase when compared to the same period of fiscal year 2022.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(4)
Intercontinental (1)	11/01/1997	76,34%	313	75.8%
Sheraton Libertador (2)	03/01/1998	100,00%	200	64.6%
Llao Llao(3)	06/01/1997	50,00%	205	71.4%
Total	-	-	718	71.4%
(1)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2)
Through Hoteles Argentinos S.A.U.
(3)
Through Llao Llao Resorts S.A.
(4)
Three months cumulated average.

Hotels’ operating and financial indicators.

	IIQ 23	IQ 23	IVQ 22	IIIQ 22	IIQ 22
Average Occupancy	71.4%	62.7%	52.0%	45.2%	42.5%
Average Rate per Room (USD/night)	208	227	172	234	205

V. Sales and Developments

(in ARS million)	IIQ 23	IIQ 22	YoY Var	6M 23	6M 22	YoY Var
Revenues	1,631	364	348.1%	2,172	390	456.9%
Net result from fair value adjustment on investment properties	(15,099)	56,928	(126.5)%	(16,342)	53,757	(130.4)%
Result from operations	(14,143)	56,044	(125.2)%	(15,532)	52,302	(129.7)%
Depreciation and amortization	36	8	350.0%	49	19	157.9%
Net result from fair value adjustment on investment properties	37	3,798	(99.0)%	1,101	4,049	(72.8)%
EBITDA (1)	(14,107)	56,052	(125.2)%	(15,483)	52,321	(129.6)%
Adjusted EBITDA (1)	1,029	2,922	(64.8)%	1,960	2,613	(25.0)%
(1)
See Point XVI: EBITDA Reconciliation

Adjusted EBITDA of “Sales and Developments”segment was increased by ARS 1,960 million during the first semesterof fiscal year 2023, 25.0% lesswhen compared to the previous fiscal year, mainly due to floors sales of the “261 Della Paolera” building made during this period.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

VI. Others

(in millions of ARS)	IIQ 23	IIQ 22	YoY Var	6M 23	6M 22	YoY Var
Revenues	196	46	326.1%	345	74	366.2%
Net result from fair value adjustment on investment properties	(23)	149	(115.4)%	(49)	175	(128.0)%
Result from operations	(3,650)	10	(36,600.0=%	(3,553)	(234)	1,418.4%
Depreciation and amortization	53	42	26.2%	101	84	20.2%
EBITDA	(3,597)	52	(7,017.3)%	(3,452)	(150)	2,201.3%
Adjusted EBITDA	(3,574)	(97)	3,584.5%	(3,403)	(325)	947.1%

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of December31, 2022. During the six-month period of fiscal year 2023, the investment in Banco Hipotecario generated an ARS 1,250 million gain compared to a ARS 364 million loss during the same period of 2022. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

VIII. EBITDA by Segment (ARS million)

6M 23	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	6,315	(6,689)	(15,532)	1,465	(3,553)	(17,994)
Depreciation and amortization	207	83	49	259	101	699
EBITDA	6,522	(6,606)	(15,483)	1,724	(3,452)	(17,295)

6M 22	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	(3,470)	2,636	52,302	424	(234)	51,658
Depreciation and amortization	191	107	19	271	84	672
EBITDA	(3,279)	2,743	52,321	695	(150)	52,330
EBITDA Var	-	(340.8)%	(129.6)%	148.1%	2,201.3%	(133.0)%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

IX. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	24,916	(138)	6,112	-	30,890
Costs	(4,315)	63	(6,227)	-	(10,479)
Gross result	20,601	(75)	(115)	-	20,411
Result from sales of investment properties	(30,222)	692	-	-	(29,530)
General and administrative expenses	(3,984)	20	-	16	(3,948)
Selling expenses	(1,303)	9	-	-	(1,294)
Other operating results, net	(3,086)	(14)	55	(16)	(3,061)
Result from operations	(17,994)	632	(60)	-	(17,422)
Share of loss of associates and joint ventures	1,737	(419)	-	-	1,318
Result before financial results and income tax	(16,257)	213	(60)	-	(16,104)
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

X. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of December 31, 2022:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	24.7	Floating	< 360 days
PAMSA loan	USD	2.7	5.95%	Feb-23
Series II(3)	USD	121.0	8.75%	Mar-23
Series IX(4)	USD	56.1	10.0%	Mar-23
Series I	USD	3.1	10.0%	Mar-23
Series VIII	USD	10.8	10.0%	Nov-23
Series XI	USD	12.8	5.0%	Mar-24
Series XII	ARS	47.6	Floating	Mar-24
Series XIII	USD	29.6	3.9%	Aug-24
Series XIV	USD	156.0	8.75%	Jun-28
IRSA’s Total Debt	USD	464.4
Cash & Cash Equivalents + Investments (2)	USD	158.3
IRSA’s Net Debt	USD	306.1
(1)
Principal amount in USD (million) at an exchange rate of ARS 177.16/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Originally issued by IRSA CP. On July 6, the exchange of the Series II Notes was completed and on July 8, being the settlement date, the Notes were partially cancelled, leaving an outstanding amount of USD 121 million and on February 3, 2023 it was announced the redemption of such amount (see point XI. Material and Subsequent Events).
(4)
After the end of the period, on February 6, 2023, was announced the partial cancellation of the Series IX ONs for USD 22.5 million amount (see point XI. Material and Subsequent Events).

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

XI. Material and Subsequent Events

October 2022: General Ordinary and Extraordinary Shareholders’ Meeting

On October 28, 2022, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of ARS 4,340 million as cash dividends as of the date of the Shareholders’ Meeting.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2022

●
Reform of articles sixteen, twenty-second and twenty-third of the bylaws.

●
Incentive plan for employees, management and directors to be integrated without premium for up to 1.16% of the Capital Stock

On November 8, 2022, the Company distributed among its shareholders the cash dividend in an amount of ARS 4,340,000,000 equivalent to 541.4380% of the stock capital, an amount per share of ARS 5.41438 (ARS 1 par value) and an amount per ADR of ARS 54.1438 (Argentine Pesos per ADR).

November 2022: Change in Warrants terms and conditions

Because of the payment of cash dividends made on November 8, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0442.

●
Exercise price per new share to be issued: Pre-dividend price: USD 0.432. Post-dividend price: USD 0.414

The other terms and conditions of the warrants remain the same.

November 2022: Warrants Exercise

Between November 17 and 25, 2022, certain warrants holders have exercised their right to acquire additional shares and6,875 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 2,846.25 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 810,888,515 to 810,895,390, and the new number of outstanding warrants decreased from 79,946,160 to 79,939,561.

January 2023: Note’s issuance

After the end of the period, onJanuary 31, 2023, IRSA issued new Notes fora total amount of USD 90.0 million:

●
Series XV (dollar MEP): for USD 61.75 million at a fixed rate of 8.0%, with semi-annual payments. The principal will be paid at maturity on March 25, 2025. The price of issuance was 100.0% of the nominal value.

●
Series XVI (blue chip swap dollar): for USD 28.25 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on July 25, 2025. The price of issuance was 100.0% of the nominal value.USD 5.07 million were subscribed in cash and USD 23.18 million in kind with Series IX Notes (Nominal Value USD 22.5 million).

The funds will be used to refinance short-term liabilities.

February2023: Series II Notes Redemption

After the end of the period, on February 3, 2023, The Company resolved to early redeem the total outstanding amountof Series II Notes, originally issued by IRSA Propiedades Comerciales S.A., for USD 121 million maturing on March 23, 2023.

The proposed redemption will take place on February 3, 2023, in accordance with the terms and conditions detailed in the Offering Memorandum of Series II Notes.

The redemption price was 100% of the face value of the Series II Notes, plus accrued and unpaid interest, as of the date set for redemption.

February 2023: Series IX Notes Partial Cancellation

After the end of the period, on February 6, 2023, and regarding the issuance of Series XVI Notes, which were partially subscribed with Series IX Notes, the Company announced that it will proceed to cancel the Notes detailed below:

●
Series IX Notes


Issuance Date: November 12, 2020


Maturity Date: March 1, 2023


Nominal Value originally issued: USD 80,676,505


Nominal Value to be cancelled: USD 22,501,600


Nominal Value under circulation: USD 58,174,905

Valor nominal en circulación: USD 58.174.905

XII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2022	12.31.2021	12.31.2020	12.31.2019	12.31.2018
Non-current assets	442,829	519,693	552,501	1,294,213	1,834,355
Current assets	46,403	41,925	35,927	713,338	794,070
Total assets	489,232	561,618	588,428	2,007,551	2,628,425
Capital and reserves attributable to the equity holders of the parent	234,326	227,444	206,131	137,458	260,150
Non-controlling interest	15,769	15,479	65,198	188,355	300,391
Total shareholders’ equity	250,095	242,923	271,329	325,813	560,541
Non-current liabilities	182,808	281,455	251,264	1,244,345	1,659,484
Current liabilities	56,329	37,240	65,835	437,393	408,400
Total liabilities	239,137	318,695	317,099	1,681,738	2,067,884
Total liabilities and shareholders’ equity	489,232	561,618	588,428	2,007,551	2,628,425

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

XIII. Summarized Comparative Consolidated Income Statement
 '
(in ARS million)	12.31.2022	12.31.2021	12.31.2020	12.31.2019	12.31.2018
Profit from operations	(17,422)	51,642	27,164	28,973	(23,388)
Share of profit of associates and joint ventures	1,318	(234)	(1,330)	(4,449)	(2,360)
Loss from operations before financing and taxation	(16,104)	51,408	25,834	24,524	(25,748)
Financial income	269	307	201	435	1,832
Financial cost	(5,174)	(7,513)	(9,313)	(11,502)	(20,702)
Other financial results	2,545	14,914	9,303	(16,962)	6,835
Inflation adjustment	8,616	837	3,261	973	(2,379)
Financial results, net	6,256	8,545	3,452	(27,056)	(14,414)
Results before income tax	(9,848)	59,953	29,286	(2,532)	(40,162)
Income tax	25,284	(10,241)	(11,773)	(7,997)	13,117
Result for the period from continued operations	15,436	49,712	17,513	(10,529)	(27,045)
Result for the period from discontinued operations after taxes	-	-	(20,936)	29,967	(6,436)
Result of the period	15,436	49,712	(3,423)	19,438	(33,481)
Other comprehensive results for the period	(570)	(845)	(23,946)	29,579	1,500
Total comprehensive result for the period	14,866	48,867	(27,369)	49,017	(31,981)

Attributable to:
Equity holders of the parent	14,518	49,285	(9,868)	(15,624)	(36,486)
Non-controlling interest	348	(418)	(17,501)	64,641	4,505

XIV. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2022	12.31.2021	12.31.2020	12.31.2019	12.31.2018
Net cash generated from operating activities	10,640	9,140	12,944	67,167	42,342
Net cash generated from investing activities	3,371	12,406	150,086	55,321	1,021
Net cash used in financing activities	(26,337)	(11,869)	(114,727)	(183,283)	5,064
Net (decrease) / increase in cash and cash equivalents	(12,326)	9,677	48,303	(60,795)	48,427
Cash and cash equivalents at beginning of year	18,279	4,531	318,411	304,609	292,389
Cash and cash equivalents reclassified to held for sale	-	-	-	(2,091)	(3,899)
Inflation adjustment	(227)	(92)	(6)	(497)	(40)
Deconsolidation of subsidiaries	-	-	(340,958)	-	-
Foreign exchange (loss) / gain on cash and changes in fair value for cash equivalents	(49)	35	(21,026)	17,971	(9,775)
Cash and cash equivalents at period-end	5,677	14,151	4,724	259,197	327,102

XV. Comparative Ratios

(in ARS million)	12.31.2022		12.31.2021		12.31.2020		12.31.2019		12.31.2018
Liquidity
CURRENT ASSETS	46,403	0.82	41,925	1.13	35,927	0.55	713,338	1.63	794,070	1.94
CURRENT LIABILITIES	56,329		37,240		65,835		437,393		408,400
Solvency
SHAREHOLDERS’ EQUITY	250,095	1.05	242,923	0.76	271,329	0.86	325,813	0.19	560,541	0.27
TOTAL LIABILITIES	239,137		318,695		317,099		1,681,738		2,067,884
Capital Assets
NON-CURRENT ASSETS	442,829	0.91	519,693	0.93	552,501	0.94	1,294,213	0.64	1,834,355	0.70
TOTAL ASSETS	489,232		561,618		588,428		2,007,551		2,628,425
Profitability
RESULT OF THE PERIOD	15,436	0.06	49,712	0.20	(3,423)	-0.01	19,438	0.04	(33,481)	(0.08)
AVERAGE SHAREHOLDERS’ EQUITY	246,509		252,260		298,571		443,177		417,565

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

XVI. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2022	2021
Profit for the period	15,436	49,712
Interest income	(269)	(307)
Interest expense	4,779	6,832
Income tax	(25,284)	10,241
Depreciation and amortization	694	670
EBITDA (unaudited)	(4,644)	67,148
Net gain / (loss) from fair value adjustment of investment properties	29,530	(43,731)
Realized net gain from fair value adjustment of investment properties	1,101	4,049
Share of profit of associates and joint ventures	(1,318)	234
Foreign exchange differences net	(1,862)	(11,661)
Result from derivative financial instruments	(23)	(21)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(853)	(1,668)
Inflation adjustment	(8,616)	(837)
Other financial costs/income	588	(883)
Adjusted EBITDA (unaudited)	13,903	12,630
Adjusted EBITDA Margin (unaudited) (1)	45.01%	58.67%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

XVII.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2022	2021
Gross profit	20,411	13,315
Selling expenses	(1,294)	(1,636)
Depreciation and amortization	694	670
Realized result from fair value of investment properties	1,101	4,049
NOI (unaudited)	20,912	16,398

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

XVIII.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the six-month period ended December 31 (in ARS million))
	2022	2021
Result for the period	15,436	49,712
Result from fair value adjustments of investment properties	29,530	(43,731)
Result from fair value adjustments of investment properties, realized	1,101	4,049
Depreciation and amortization	694	670
Foreign exchange, net	(1,862)	(11,661)
Other financial results	274	(26)
Results from derivative financial instruments	(23)	(21)
Results of financial assets and liabilities at fair value through profit or loss	(853)	(1,668)
Other financial costs	395	681
Income tax current / deferred	(26,449)	9,606
Non-controlling interest	(346)	393
Non-controlling interest related to PAMSA’s fair value	(1,284)	(403)
Results of associates and joint ventures	(1,318)	234
Inflation adjustment	(8,616)	(837)
Repurchase of non-convertible notes	(81)	(1,538)
Adjusted FFO	6,598	5,460

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2022

XIX. Brief comment on prospects for the Next Quarter

The second quarter of fiscal year 2023 maintained the good operating performance in the rental businesses, mainly shopping centers and hotels, which exceeded their EBITDA levels prior to the pandemic.

The shopping mall business maintains its growth rate motivated by the visiting public, the recovery of gastronomy and entertainment items and clothing inflation, which was higher than average. We hope to maintain the levels of sales and visitors throughout the 2023 and occupy the area that became available because of the pandemic. Regarding the office segment, we are optimistic about its future evolution. We have been observing from companies a greater return to office and, along with it, an increase in demand for our spaces for rent.

The hotel segment continues to recover strongly. The exclusive Llao Llao resort, in the city of Bariloche, in southern Argentina, continues to register historical record income and occupancy levels and there are good prospects for the rest of 2023, given that it is a great attraction for high-income international and local tourism. The Intercontinental and Libertador hotels that the company owns in the city of Buenos Aires are evolving favorably and have reached their income levels prior to the pandemic.

Regarding the sales and development segment, we will continue to analyze real estate acquisition and sale opportunities while evaluating the best time to launch the mixed-use developments that the company has in its portfolio on its extensive land reserve. Regarding our largest development, Costa Urbana, we will continue to make progress in 2023 in the definition of the project, the presentations, and municipal administrative procedures to be able to comply with the agreed considerations and have the permits to carry out, in stages, the infrastructure works on the property, in accordance with the Urban Development Agreement approved by Law.

During fiscal year 2023, we´ll continue working on the reduction and efficiency of the cost structure, while we´ll continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other useful instruments for the proposed objectives.

Looking to the future, we will continue to innovate in the development of unique real estate projects, betting on the integration of commercial and residential spaces, offering our clients a mix of attractive products and services, meeting places and a memorable experience, with the aim to achieve an increasingly modern and sustainable portfolio. Although the current economic context and the political agenda for the next electoral year generate uncertainty, we are confident in the quality of our portfolio and the ability of our management to carry out the business successfully.

Alejandro G. Elsztain
Second Vice-chairman